





P.E.
12/31/01

AER Energy Resources, Inc.

AER Energy Resources, Inc.

AER ENERGY®

2001 Annual Report







Corporate Information

AER Energy Resources, Inc., headquartered in Smyrna (near Atlanta), Georgia, is a research and development company engaged in the development and commercialization of high energy density, zinc-air batteries that can provide long, continuous runtime for a variety of portable electronic products. The Company's development of smaller, thinner cells and further improvements to its patented Diffusion Air Manager has enabled it to create prototype primary (non-rechargeable) batteries that are thinner and lighter with significantly more energy density and capacity than the primary alkaline batteries currently on the market. The Company's strategy includes generating revenues by licensing its technology to manufacturers of batteries and portable electronic products, and establishing relationships for the further commercialization of its zinc-air technology.

Board of Directors - 2001

Jon A. Lindseth
Chairman of the Board
Chairman, The Kindt-Collins Company
(foundry supply company)

David W. Dorheim
President and Chief Executive Officer
AER Energy Resources, Inc.

David G. Brown
Managing Partner
Oak Hill Venture Partners, L.P.
(venture capital firm)

James W. Dixon
Chief Executive Officer
Executive Consultants, Inc.
(information technology consulting)

William L. Jackson
Retired Chairman
Tupperware, Inc.
(consumer products manufacturer)

John L. Wilkes
Retired Sr. Vice President
Technology Worldwide
Duracell Battery Corporation
(battery manufacturer)

Executive Officers - 2001

David W. Dorheim
President and Chief Executive Officer
(resignation effective May 2002)

J. T. Moore
Vice President and Chief Financial Officer

R. Dennis Bentz
Vice President – Product and Process Development
(resignation effective March 2002)

Frank M. Harris
Vice President – Marketing and Licensing
(resignation effective March 2002)

Dr. Lawrence A. Tinker
Vice President – Advanced Technology

Stockholder Information

Corporate Headquarters
AER Energy Resources, Inc.
4600 Highlands Parkway, Suite G
Smyrna, Georgia 30082
770.433.2127

Securities Listing
The common stock of AER Energy Resources, Inc. is traded on the OTC Bulletin Board under the symbol AERN.OB.

Annual Meeting of Shareholders
2002 Date: May 14, 2002, at 11:00 a.m. EDT.
Location: Cobb Galleria Centre
Two Galleria Parkway, Atlanta, Georgia 30339

Transfer Agent and Registrar
If you have questions about your stock certificate, need to transfer your shares, need to change the name in which your certificate is registered or have a change of address, please contact:

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948

Investor Relations
For further information on AER Energy Resources, Inc., including copies of annual reports and other financial information, please contact:

Jane Pinney
AER Energy Resources, Inc.
4600 Highlands Parkway, Suite G
Smyrna, Georgia 30082
Tel: 770.433.2127; Fax: 770.433.2286

You may also contact us by sending an e-mail to **invrel@aern.com** or by visiting our website at **http://www.aern.com**

Corporate Counsel
Sutherland Asbill & Brennan LLP
999 Peachtree Street, NE
Atlanta, Georgia 30309

Independent Auditors - 2001
Ernst & Young LLP
600 Peachtree Street, NE
Atlanta, Georgia 30308

AER Energy Resources, Inc. ◦ 4600 Highlands Parkway ◦ Suite G ◦ Smyrna, GA 30082

To our shareholders,

AER Energy continues to focus on licensing its zinc-air battery technology to battery companies and the manufacturers of electronic products (OEMs) to generate revenue through development contracts, up-front license fees and ultimately royalties from product sales. In 2001 we made progress towards our stated goals and expanded our licensing activities. In the license agreements already signed by AER Energy, the royalty rates on product sales are 10% of sales to July 15, 2004 and, depending on the specific product configuration, between 6% and 8% after that date. We believe these license agreements and our efforts with potential licensees will eventually lead to the use of our zinc-air battery technology in portable electronic products such as camcorders, cellular telephones, cordless telephones, digital cameras, hand-held computers, audio music players and lighting products.

Our most significant accomplishment last year was the signing in April of the Company's License and Development Agreement with Rayovac Corporation, one of the world's leading battery and lighting device companies and the world leader in zinc-air hearing aid batteries. The License and Development Agreement with Rayovac is designed to, among other things, test the viability of Rayovac's zinc-air technology coupled with AER Energy's Diffusion Air Manager in specific consumer applications. If certain technological milestones in the Development Program are achieved, management believes that during 2002 Rayovac will decide to proceed with manufacturing and distribution plans for the resulting batteries.

Rayovac believes zinc-air technology can theoretically provide the longest lasting battery for many electronic product applications. Zinc-air batteries can provide a 3 to 5 times increase in operating time compared to premium alkaline batteries and remain charged for several years while in storage in the product.

Zinc-Air Can Offer the Consumer Improved Runtime[1]


400
300
200
100
Watthours per Kilogram
Primary Lithium
AER's 3355 Zinc-Air prototype
Lithium Polymer
Lithium Ion
Nickel Metal Hydride
Alkaline
200
400
600
800
1000
1200
Watthours per Liter

AER Energy has a sound working relationship with Rayovac and our joint zinc-air battery Development Program is demonstrating positive progress. In December 2001, AER announced the successful completion of a technical feasibility phase of its License and Development Agreement with Rayovac. Achievement of this milestone allowed Rayovac and AER to move to the next phase of their joint development project. In addition, Rayovac requested and AER granted Rayovac additional license rights for AER's zinc-air battery technology. With the additional license rights, Rayovac will be able to pursue a broader range of zinc-air battery products and markets. At this time, AER Energy is targeting completion of the Rayovac Development Program in the first half of 2002.

AER Energy is also supporting the continuing efforts of Rayovac to develop zinc-air batteries for use in United States Army applications. In September 2001, Rayovac received a new zinc-air battery development contract from the United States Army Communications and Electronics Command (CECOM). Rayovac has subcontracted certain work from this development program to AER Energy. From September 2001 through March 2003, AER Energy expects to receive approximately $500,000 under this subcontract, with approximately $300,000 yet to be received in 2002.

In 2001, we supported activities with two major corporations that continue to explore opportunities for zinc-air batteries that utilize AER Energy technology. The Company has continued to work with Duracell under our Technology Licenses and Services Agreement to identify zinc-air battery products that would be appropriate for Duracell to market. In addition, AER Energy has continued to work with a major Japanese consumer electronics corporation to support the development of prototype zinc-air batteries that include Diffusion Air Managers. Positive test results from the evaluation of these batteries were received in October 2001. New prototypes are being developed for evaluation in the first half of 2002. Both corporations continue to work with AER Energy to identify appropriate initial product applications for zinc-air batteries.

AER Energy's technology provides it with valuable assets as the Company continues to seek additional license agreements. AER has intellectual property in high power air electrodes, zero mercury zinc anodes, zinc-air cell design, and the Diffusion Air Manager design. AER Energy's intellectual property allows licensees to gain practical advantages from AER Energy's years of development work. All of these technical areas are critical in the development of zinc-air batteries. To protect our technology, especially that which relates to the Diffusion Air Manager, we continue to seek United States and international patent coverage. AER Energy maintains broad international coverage of our Diffusion Air Manager technology, as well as other aspects of our zinc-air battery technology. These patents are important in our licensing strategy, and AER Energy intends to continue to pursue patent coverage as we expand and refine our technology. As of March 26, 2002, the Company holds 53 United States and 24 foreign patents, with an additional 16

United States patents pending and 74 foreign patents filed.

AER Energy's Patent Portfolio Continues to Expand


Issued
Filed
Total of patents issued and filed
Number
52
67
95
111
143
167
26
26
37
30
55
40
57
54
79
64
94
73
1996
1997
1998
1999
2000
2001
Totals as of December 31

The development of the Diffusion Air Manager was a breakthrough in metal-air battery technology. The Diffusion Air Manager protects zinc-air cells from the effects of humidity and temperature variations and allows zinc-air batteries to provide long runtime for handheld consumer electronic products. If zinc-air cells are not isolated from air, too much humidity can cause the cells to "flood" and too much dry air can cause the cells to dry out. Both conditions can seriously reduce the life of a zinc-air battery. The Diffusion Air Manager limits the flow of air into and out of the battery, and at the same time, allows just enough air in so the battery can function efficiently. When the battery is not being used or when the application product is not drawing power, the Diffusion Air Manager inhibits the flow of air. The result is a primary zinc-air battery that could be designed to operate an electronic device up to 5 times longer than alkaline batteries or can be stored for several years without appreciable loss of energy. The Diffusion Air Manager, in effect a zinc-air battery "on-off" switch, is a key component of AER Energy's zinc-air technology and is compact enough to be built into the battery case, yielding a small, lightweight and powerful battery, as demonstrated by our Model 4V04 prototype which can operate numerous Nokia cellular telephones.

Breakthroughs in size and simplicity of the Diffusion Air Manager in conjunction with new smaller, lighter zinc-air cells developed by AER Energy have made possible small primary batteries that can produce more power than commercially-available primary alkaline batteries and greater runtime than commercially-available rechargeable batteries of equal volume. Also, zinc-air batteries with the Diffusion Air Manager retain their charge for a long time and can deliver most of their capacity after many months of storage—another significant improvement over the charge retention capability of currently available rechargeable batteries.

Zinc-Air Batteries Without Air Managers Can Fail in Days


AER 4V04 Battery
Commercially available zinc-air battery without air manager
Watt-hours
Fresh
7 days
14 days
21 days
28 days
TDMA Discharge @ Room Conditions

Source: AER Energy test results

The model 4V04 prototype battery is also being used to support our licensing strategy. AER Energy is currently providing samples of its four-volt primary zinc-air battery prototype (model 4V04) to potential licensees and end users. The model 4V04 incorporates four high energy metal case zinc-air cells, the patented Diffusion Air Manager, and a miniature air mover into a package designed to fit

Nokia 7100, 6300, 6100, 5100, and 3200 series cellular telephones. The 4V04 battery can operate the identified models of Nokia cellular telephones up to 4 times longer in talk mode than currently available rechargeable lithium-ion or nickel metal hydride batteries.



Zinc-Air Batteries Can Increase Cellular Telephone Talk Time
Talk Time (Hours)
25
20
15
10
5
0
0.4
3.3
4.5
5.0
8.0
24.0
Alkaline 3-AAA(3)
Nokia BPS-1 Li-Polymer ultra slim(1)
Nokia BLS-2 Li-ion extended(1)
Nokia BMS-2S NiMH extended(1)
Nokia BLS-4 Li-ion ultra extended(1)
AER 4V04 Zinc-Air Prototype Battery(2)

(1) Based on published manufacturers information.
(2) Calculated using a ratio of battery capacity for the AER 4V04 and Nokia BLS-2.
(3) Based on AER Energy lab tests.

The power and storage life of this small zinc-air battery are a good demonstration of how AER Energy's technology can extend the market for primary batteries to high power electronic products, like digital cameras, and to certain other applications that currently require OEM-supplied rechargeable batteries, such as camcorders and cellular telephones.

A significant effort at AER has also produced a cathode design that exhibits a power capability superior to that of conventional cathodes used in zinc-air hearing aid batteries. The cathode is designed to deliver superior operating voltages in both constant power and pulse power discharges and is currently being protected as a trade secret. The performance of AER Energy's cathode supports the potential for zinc-air batteries to operate high power portable electronic devices such as camcorders, cellular telephones, cordless telephones, digital cameras, hand-held computers, audio music players and lighting products. In addition, the AER Energy cathode can increase the operating time of zinc-air hearing aid batteries when they are used in new digital hearing aids that require short duration, high power pulses. Although these high power pulses are brief, when they occur they can lower the voltage being delivered by the zinc-air batteries that are currently commercially available and interrupt operation of a hearing aid. Based on AER Energy test results, our cathode can maintain the voltage of a zinc-air battery above the minimum level required by a hearing aid, even during periods of high power demand, thereby providing up to a five times increase in hearing aid runtime. AER Energy is just starting to explore opportunities to license its cathode design to battery manufacturers.

In 2001, AER Energy put significant efforts towards decreasing operating costs. In addition, in early 2002, AER Energy reduced its workforce from 35 people to 21 people, which included the departure of two of our executive officers, Dennis Bentz and Frank Harris. Dennis and Frank had been with us since 1990, and both have been responsible for a great deal of the successes we have had. We will miss them greatly. Also, I have agreed to step down as President and CEO in May 2002, but will remain available to assist AER Energy as a consultant. I also intend to remain on the Board of Directors.
Dr. Lawrence Tinker, currently Vice President of Advanced Technology, will succeed me as President, and Jon Lindseth, our Chairman, will assume the role of Chief Executive Officer. We believe the resources we have retained will allow us to continue our development efforts with current and potential

licensees. In 2001 two of our largest shareholders, Elmwood Partners II (an entity affiliated with Mr. Lindseth, our founder and Chairman) and an entity affiliated with the Robert M. Bass Group purchased a total of $2 million of the Company's convertible preferred stock and warrants to purchase common stock. In early 2002, the Company sold additional shares of its convertible preferred stock and warrants to raise $3 million ($2 million of which was debt that was converted into preferred stock and warrants) through a private placement. Elmwood Partners II purchased most of the securities sold in this private placement.

For 2002, we have established the following goals:

- support the development of zinc-air battery products at Rayovac;
- continue our efforts with the Japanese consumer electronics company to identify possible zinc-air battery applications;
- pursue additional license agreements and product development contracts;
- support zinc-air technology evaluations at Duracell;
- continue to sample our model 4V04 battery to OEMs and battery companies;
- capitalize on opportunities for our high power air cathode;
- continue to improve our zinc-air battery technology;
- seek additional patent protection;
- complete work under our CECOM subcontract with Rayovac; and
- secure additional funds to operate the Company.

Our success in accomplishing these goals will, as in the past, depend on the hard work and dedication of our employees. I want to thank them for all of their efforts. I also want to thank you, our shareholders, for your loyalty and continued support.

Sincerely,

David W. Dorheim
President and CEO

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-21926

AER Energy Resources, Inc.

(Exact name of registrant as specified in its charter)

Georgia	34-1621925
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
4600 Highlands Parkway, Suite G, Smyrna, Georgia	30082
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(770) 433-2127

Securities registered pursuant to Section 12(b) of the Act: NONE
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, No Par Value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant, based upon the closing sale price of the Common Stock on the OTC Bulletin Board on March 11, 2002, was approximately $6,635,751.

As of March 11, 2002, the registrant had 25,522,121 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the Proxy Statement for the registrant's 2002 Annual Meeting of Shareholders are incorporated by reference to the extent indicated in Part III of this Form 10-K.

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TABLE OF CONTENTS

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PART I

Item 1. *Business*

General

AER Energy Resources, Inc. (the "Company" or "AER Energy") was incorporated in 1989 and has been engaged in the development and commercialization of high energy density zinc-air batteries. AER Energy's current strategy as a research and development ("R&D") company is focused on primary (disposable), rather than rechargeable, zinc-air battery technology and licensing our extensive patent portfolio to large established battery and original equipment manufacturers ("OEMs") with plans to commercialize the technology. Until 1998, the Company's operations had been focused primarily on developing and improving its technology, setting up the manufacturing process, testing and selling rechargeable zinc-air batteries, and similar activities.

Under the current strategy, the Company seeks to generate revenues from license and royalty fees, and research and development contract fees. Revenues in the form of license fees and research and development funds commenced in the fourth quarter of 1998 related to the Technology Licenses and Services ("TLAS") Agreement with Duracell Inc. The Company continues to be a development stage company. New alliances, license agreements, and research and development contracts will be sought which would eventually bring the Company out of the development stage.

The Company was formed in 1989 to develop and commercialize high energy density zinc-air batteries using the technology licensed from Dreisbach Electromotive, Inc. ("DEMI"). DEMI was formed in 1982 to conduct research and development on electric vehicles and battery systems utilizing, among others, zinc-air technology. DEMI's zinc-air development programs included applications for electric vehicles and portable products. The Company and DEMI entered into a license agreement (the "DEMI License") in July 1989 whereby DEMI granted to the Company exclusive worldwide rights to DEMI's zinc-air battery patents and technology (including trade secrets) for all applications other than motor vehicles for so long as the Company wishes to use such licensed rights. DEMI has retained the rights to zinc-air technology for motor vehicle applications and to its other technologies for motor vehicle applications and batteries producing over 500 watts of continuous power output.

In November 1997, the Company was issued a United States patent for its "Diffusion Air Manager" technology. The Diffusion Air Manager can extend zinc-air battery storage life by isolating the cells in zinc-air batteries from exposure to air during periods when the battery is in storage or not in use. The result is a primary battery that can operate an electronic device 3 to 5 times longer than alkaline batteries and can be stored for up to two years and deliver most of its energy. Due to the simplicity, small size and enhanced storage life capability provided by the Diffusion Air Manager, this patented air manager technology may allow the Company to capitalize on the opportunities in hand-held electronic products like camcorders, cellular telephones, cordless telephones, digital cameras, and hand-held computers. This breakthrough air manager technology will be used to seek to attract more large established battery and consumer electronic OEMs into alliances for joint product development, licensing, and commercialization of the Company's primary zinc-air battery technology.

In September 1998, the Company announced its TLAS Agreement with Duracell Inc., a subsidiary of The Gillette Company, making Duracell the first licensee of the Company's primary (disposable) zinc-air technology. Under the terms of the TLAS Agreement, the Company agreed to license certain of its primary zinc-air related battery technology and license the rights to its then existing patents to Duracell. In addition, Duracell agreed to fund certain joint product development projects with the Company during 1999. Duracell owns any technology developed under the projects it funded, and the Company has rights to utilize any such technology. Duracell also has options to obtain certain other license rights.

In April 2001, the Company signed a License and Development Agreement with Rayovac Corporation. Under the agreement, the Company is licensing its zinc-air battery technology to Rayovac and performing design and development work for Rayovac. Rayovac will own the technology developed under the agreement and the Company will have rights to utilize that technology. In December 2001, the Company and Rayovac moved to the next phase of their joint development project. In addition, Rayovac requested and the Company granted to Rayovac additional license rights for the Company's zinc-air battery technology. With the additional rights, Rayovac will be able to pursue a broader range of zinc-air battery products and markets.

In September 2001, Rayovac Corporation received a new zinc-air development contract from the United States Army Communications and Electronics Command ("CECOM") in Fort Monmouth, New Jersey, and under the terms of the Rayovac License and Development Agreement with the Company, Rayovac has subcontracted certain work from the development program to the Company.

Technology Overview

The market for batteries is currently being served by a variety of different battery technologies, some of which were first commercialized approximately 100 years ago. Each of these battery technologies offers certain attributes such as energy density, energy storage capacity, cost, configuration and service life which make it best suited for particular product applications. Choosing the appropriate battery to serve a given application involves matching the battery's characteristics to the users' application requirements. The Company is not aware of any single battery technology that can ideally serve all applications.

The battery industry is broadly segmented into two types of batteries: primary and rechargeable. Primary batteries are used until fully discharged, then discarded, and are typically priced below rechargeable batteries. In contrast, rechargeable batteries are discharged and then can be recharged to almost full capacity to be used again.

The Company believes important battery characteristics include energy density, energy storage capacity, cell voltage and discharge voltage profile. Energy density can be calculated based on either the weight or volume of the battery. For a given amount of energy, higher energy density by weight yields lighter batteries and higher energy density by volume yields smaller batteries. Energy storage capacity refers to the limits on a battery's ability to store energy safely and practically. Batteries with high energy storage capacity may more easily be configured to deliver increased operating time. Cell voltage determines the number of individual cells that must be connected in series to provide the overall voltage required to operate a specific product. Generally, batteries requiring fewer cells to achieve a given battery voltage are more reliable and facilitate OEM product design. The shape of a battery's discharge voltage profile defines the range of voltage over which a product must operate to utilize all of the energy stored in the battery. A battery with a flat discharge profile delivers a more consistent level of voltage throughout the battery's discharge cycle and may simplify an OEM product design and contribute to better operating efficiency.

The Company believes its primary zinc-air batteries offer a unique combination of high energy density by weight and volume, and high energy storage capacity. In addition, the Company's primary zinc-air battery cell has a relatively flat discharge voltage profile.

Zinc-air batteries are known to exhibit superior energy density compared to other types of batteries due to their ability to absorb oxygen directly from the atmosphere to fuel the chemical reaction that generates electricity. It is this superior energy density that provides zinc-air batteries with their long runtime capability. However, if stored in an open-to-air condition, the storage life of zinc-air batteries can be greatly effected by the humidity in the air. As a result, the use of primary zinc-air batteries has been relegated to small applications in which the battery operates continuously once it is placed in service. For this reason, primary zinc-air batteries have been predominantly used in hearing aids. In order to develop a broadly marketable zinc-air battery, AER Energy needed to develop an air management system to isolate the battery's zinc-air cells from exposure to air during customer storage. The Company's early air manager designs for rechargeable zinc-air batteries were bulky and relatively expensive since they involved the use of sliding doors or electromechanical devices to seal the battery case and isolate the zinc-air cells from exposure to air. In November 1997, the Company was issued a patent on its Diffusion Air Manager, an air management system that consists of openings configured as tubes to admit air into the battery enclosure and a small fan to draw air through the tubes. The Diffusion Air Manager can be applied to both primary and rechargeable zinc-air batteries. In addition, because of its simplicity, small size, and improvement in zinc-air battery storage life, the

Diffusion Air Manager is expected to expand the number of applications that are appropriate for primary and rechargeable zinc-air battery technology. The Company believes that the market for primary zinc-air batteries is larger and more easily penetrated than the market for rechargeable batteries and, as a consequence, will continue to focus on primary batteries.

Business Strategy

The Company's strategy is to capitalize on the need for long runtime batteries by mobile workers and other consumers dissatisfied with the runtime of their portable electronic devices powered by other batteries. The following are key elements of the Company's current strategy:

1. Generate revenues from license fees, development contracts and royalties.

2. Focus research and development on primary zinc-air battery technology.

3. Pursue market opportunities through relationships with major battery and electronic product manufacturers.

4. Maintain lower operating costs consistent with the current business direction.

Products

AER Energy's focus is on research and development of primary zinc-air battery products. The Company chose this focus because its patented Diffusion Air Manager technology can be applied to primary zinc-air batteries and it believes that the path to market is normally faster for primary batteries than it is for rechargeable batteries.

It is anticipated that the primary zinc-air batteries that would be produced by Company licensees would most likely be used in hand-held electronic devices, such as cellular telephones, cordless telephones, camcorders, digital cameras, and hand-held computers. Due to the long runtime and storage life achieved with the Diffusion Air Manager, and the anticipated low cost of the batteries, they could also be used in some applications that are served today by rechargeable batteries.

Marketing and Licensing

The main objective of AER Energy's marketing and licensing effort is to find large established battery and consumer electronic equipment manufacturers which recognize the advantages of the Company's zinc-air technology and which are able to fulfill the manufacturing, marketing and sales roles needed to bring the commercial battery products to market.

Research and Development

The Company's significant research and development (R&D) efforts have produced numerous patents, its primary technological assets. The Company's Diffusion Air Manager technology, which extends the life of zinc-air cells, is the foundation of AER Energy's entry into the primary battery market. The Company plans to continue its R&D efforts and work to reduce the size and cost of zinc-air batteries. While AER Energy is a R&D company, it still maintains a small assembly operation to produce prototype batteries for evaluation and testing.

A majority of the Company's expenses to date have been for R&D. The Company's R&D expenses for the last three years averaged $3.44 million per year and have aggregated $45.78 million from inception to December 31, 2001. In 1998 and 1999, a portion of the Company's R&D expenses were funded under the TLAS Agreement with Duracell. In 2001, a portion of the Company's R&D expenses were funded under its license agreement with Rayovac.

Environmental Matters

The Company is subject to various United States federal, state and local standards that govern the storage, use and disposal of various chemicals used in and waste materials produced during the manufacture of its zinc-air batteries, including zinc, carbon, potassium hydroxide, solvents and adhesives. These standards include the Environmental Protection Agency's regulations governing the amount of zinc in the manufacturing waste stream and state and local regulations governing fire protection, air quality standards and employee safety, training and preparedness.

During 1996, the Company eliminated the addition of mercury to its zinc-air cells and batteries without sacrificing size, weight or power. Under federal regulations, the Company's zinc-air batteries with no added mercury are not considered hazardous waste and can be disposed of as household garbage. However, some of the chemicals currently used in its batteries, such as zinc metal and potassium hydroxide, may subject its batteries to environmental regulation in the future.

Competition

The development and marketing of battery products is highly competitive. The industry consists primarily of major domestic and international companies, the vast majority of which have financial, technical, marketing, sales, manufacturing, distribution and other resources and name recognition substantially greater than those of the Company, as well as established positions in the market and established ties with OEMs. This competitive situation is one reason AER Energy changed its strategy to one which anticipates licensing its technology to large established battery and consumer electronic equipment manufacturers.

The Company has at least one competitor, Electric Fuel Corporation, which is currently manufacturing and marketing primary zinc-air batteries for cellular telephones. Electric Fuel Corporation's zinc-air batteries do not incorporate air management control.

The Company believes that its major competitors will also include makers of alkaline and lithium-based primary batteries, nickel-cadmium, nickel-metal hydride and lithium-based rechargeable batteries, some, if not all, of whom are candidates to be AER Energy licensees. Such competitors and potential licensees include Energizer, Duracell, Rayovac, Sanyo Electric Co., Ltd., Toshiba Corporation, Matsushita Electric Industrial Co., Ltd., SAFT and Varta Batterie AG, which, among others, currently manufacture primary or rechargeable batteries or both. Sony Corporation, Sanyo Electric Co., Ltd. and Matsushita Electric, among others, are marketing lithium-ion batteries that are designed for use with portable computers, video cameras and cellular telephones. Sony Corporation, Sanyo Electric Co., and Matsushita Electric announced the availability of lithium polymer batteries in 1999. Valence Technology, Inc., Ultralife Batteries, Inc., and Electro Fuel Inc. are also engaged in the research and development of lithium-polymer batteries, most of which are just becoming commercially available. In addition, companies such as Sony, Matsushita Electric, Sanyo, SAFT, Rayovac, Tadiran Electronic Industries, Energizer, Duracell and Toshiba, and possibly other companies, may have active R&D programs to develop new high energy density batteries. No assurance can be given that such companies will not develop batteries similar or superior to the Company's zinc-air batteries.

Patents and Licenses

The Company relies on certain technology for which either the Company or DEMI has sought patent protection, including certain patents licensed to the Company by DEMI. The Company has sought to protect any technology it believes to be proprietary by obtaining patents for such technology both in the United States and in certain countries abroad. Where appropriate, the Company will prosecute infringements to its patent rights. However, there can be no assurance that any particular infringement will be prosecuted, or if prosecuted, that it will be successful. The Company also relies upon its trade secrets, know-how, continuing technological innovations and its ability to exploit new opportunities to develop and maintain its competitive position.

The Company has been granted 50 United States patents, 9 European patents, 4 Canadian patents, and 10 Japanese patents. In addition, the Company has filed 19 United States and 75 foreign patent applications as of December 31, 2001. It is the Company's intention to continue filing new patent applications in the United States, Japan, Europe, Canada, and other countries, as appropriate, for the technology, products and product improvements developed through its research and product development activities.

The Company believes that its most significant intellectual property benefits are derived from its air manager patents and pending applications. The air manager system regulates the flow of air within the battery during use and isolates the zinc-air cells from air during storage, both critical variables affecting zinc-air battery performance and storage life. The Company has been issued 10 United States patents on its air manager system. The Company also has 14 United States patent applications pending on its designs relating to its air manager system. The Company believes its most significant air manager patents are No. 5,691,074 and No. 5,919,582, which cover the Company's Diffusion Air Manager and expire in 2015. The Company's early air manager designs were bulky and relatively expensive since they involved the use of sliding doors or electromechanical devices. The Company's current Diffusion Air Manager consists of openings that are configured as tubes to admit air into the battery enclosure and a small fan to draw air through the tubes. The Company believes the Diffusion Air Manager is a simple, low cost solution to the storage life problems encountered by both rechargeable and primary zinc-air battery designs.

Through the DEMI License, the Company has exclusive rights to 9 DEMI patents (except for motor vehicle applications) which have been issued in the United States and 2 that have been issued in Japan. The DEMI patents relate to air manager systems, an electrolyte recirculating system, a flexible cell case which allows for zinc anode volume change during charge and discharge a coated air electrode and a method for attaching zinc-air batteries to electronic products. The Company allowed one DEMI US patent to lapse. The Company is not currently utilizing any of the technology embodied in the DEMI patents.

The Company and DEMI entered into the DEMI License in July 1989 whereby DEMI granted to the Company the exclusive worldwide rights to DEMI's zinc-air battery patents and technology (including trade secrets) for all applications other than motor vehicles for so long as the Company wishes to use such licensed rights. The DEMI License includes the right to sublicense and it covers any new zinc-air technology developed or acquired by DEMI, or by Mr. Cheiky, DEMI's former principal scientist, prior to expiration of his employment agreement with DEMI. For these rights, the Company agreed to pay DEMI royalties of 4% of net sales through July 19, 2004, subject to certain minimum amounts and possible increases or decreases to a maximum of 4% and a minimum of 2%, as specified in the DEMI License (except for sales by Duracell which are set at 4%). The applicable percentage of royalties is currently 4% of net sales. After July 19, 2004, the Company may continue to use such licensed technology without payment of further royalties. In order to maintain exclusive rights to the technology covered by the DEMI License, the Company paid minimum royalties to DEMI for the first ten years of the DEMI License (through 1999). Effective in 1993, the DEMI License was amended so that, under certain circumstances, some or all of the royalties due under the DEMI License are payable to the shareholders of DEMI rather than to DEMI. DEMI has also agreed to the terms of a proposed OEM air manager license agreement to be entered into by the Company and any OEMs licensing the air manager system, which provides that 4% of the royalties the Company receives from sublicensing the air manager system will be payable to DEMI, subject to reduction as provided in the proposed agreement.

In order to manufacture air electrodes for its zinc-air batteries, the Company purchased production equipment and licensed the accompanying air electrode and process technology pursuant to a 1993 agreement (the "Westinghouse License") with Westinghouse Electric Corporation ("Westinghouse"). Under the Westinghouse License, the Company is obligated to pay royalties of 1% of its revenues from sales of zinc-air battery products up to $300,000, followed by royalties of 0.5% of such revenues up to an additional $350,000, at which time no further royalties for product sales will be due. In addition, for ten years, from 1993 to 2003, the Company will pay Westinghouse the greater of (i) 50% of any sublicense fees it receives if it sublicenses the technology licensed from Westinghouse, or (ii) 0.5% of sublicensee product sales. The Company is not currently using the Westinghouse technology.

In September 1998, the Company executed the TLAS Agreement with Duracell Inc. pursuant to which the Company's zinc-air battery technology has been licensed to Duracell on primarily a non-exclusive basis. Under the agreement, Duracell funded certain product development projects with the Company during 1999. In return, Duracell owns any technology developed under the product development projects it funded. The Company has certain royalty-bearing and royalty-free rights to utilize any developed technology funded by Duracell. Duracell also has certain non-exclusive rights to the Company's technology and certain option rights to obtain a non-exclusive license of the Company's technology to manufacture and sell certain battery cells.

In April 2001, the Company entered into a License and Development Agreement with Rayovac Corporation to explore the feasibility of combined products and to license AER's proprietary technology and patents to Rayovac. The Agreement includes both a Development Program and a Stock Purchase. The Development Program consisted of three phases: a preliminary phase (Sub-Phase A), an intermediate phase (Sub-Phase B), and a final phase (Sub-Phase C), all three phases are expected to be completed in mid-2002. Each party shall perform specific obligations set for and assigned to it in the Development Plan. Rayovac will own technology developed for it and AER will have certain rights to utilize that technology. Rayovac also has options to obtain certain other license rights.

In addition to potential patent protection, the Company attempts to protect its trade secrets and other proprietary information through secrecy agreements with customers, suppliers, employees and consultants, and other security measures. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful.

Employees

At December 31, 2001, the Company had 35 employees. Of the total number of personnel, 9 were engaged in R&D, 16 were engaged in product development, assembly and prototype operations, and 10 were in marketing and general and administrative functions. The Company's success will depend in large part on its ability to retain skilled and experienced employees. None of the Company's employees are covered by a collective bargaining agreement, and the Company considers its relations with its employees to be good. Subsequent to December 31, 2001, the Company, for expense reduction reasons, reduced its total employees to an equivalent of 21 persons.

Forward Looking Statements

This report contains statements which, to the extent that they are not recitations of historical fact, may constitute "forward looking statements" within the meaning of applicable federal securities laws and are based on the Company's current expectations and assumptions. These expectations and assumptions are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated, which include but are not limited to the following: ability of the Company to achieve development goals, ability of the Company to commercialize its battery technology, ability of the Company to license its technology, development of competing battery technologies, ability of the Company to protect its proprietary rights to its technology, improvements in conventional battery technologies, demand for and acceptance of the Company's products in the marketplace, ability to obtain commitments from battery manufacturers and OEMs, impact of any future governmental regulations, impact of pricing or material costs, ability of the Company to raise additional funds and working capital to sustain its operations and development efforts during the next twelve months and other factors affecting the Company's business that are beyond the Company's control. All forward looking statements contained in this report are intended to be subject to the safe harbor protection provided by applicable federal securities laws.

Item 2. *Properties*

The Company currently leases 24,840 square feet of administrative, engineering, testing and product development office space in Smyrna, Georgia. The Company believes that its existing facilities and equipment, together with any equipment to be purchased with existing cash, will be adequate to conduct its operations.

Management does not anticipate needing additional space in the near future, but believes that if needed, the Company would be able to secure additional space at reasonable rates.

Item 3. *Legal Proceedings*

The Company is not currently a party to, and no property of the Company is presently the subject of, any pending legal proceeding.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2001.

Executive Officers of the Registrant

The executive officers of the Company as of March 11, 2002 were as follows:

Name	Age	Position
David W. Dorheim	52	President, Chief Executive Officer and Director
J.T. Moore	62	Vice President — Chief Financial Officer, Treasurer and Secretary
Lawrence A. Tinker, Ph.D.	49	Vice President — Advanced Technology

David W. Dorheim joined the Company in 1989 as President, Chief Executive Officer and a director. From 1985 to 1989, Mr. Dorheim was Vice President, Battery Assembly Division, Gates Energy Products, Inc., with responsibility for assembly operations in Juarez, Mexico, Newcastle, England and Hong Kong as well as a design center in El Paso, Texas. Prior to 1985, Mr. Dorheim held various marketing and sales positions with the General Electric Battery Division in Gainesville, Florida, including Regional Sales Manager and Manager of Marketing Programs. Mr. Dorheim is a director of DEMI.

J. T. Moore joined the Company in September 1998 as Vice President — Chief Financial Officer, Treasurer and Secretary. Mr. Moore is currently working for the Company on a part-time basis. He previously served as Chief Financial Officer of Dyad Corporation, a computer software developer, from 1997 to 1998, Executive Vice President of Eastern European Capital, an international investment company, from 1995 to 1997, and International Chief Financial Officer/Director of Finance for Turner Broadcasting Company, an international broadcasting company, from 1993 to 1995. Mr. Moore was also previously employed with Arthur Andersen LLP and Marriott Corporation. Mr. Moore is a certified public accountant.

Lawrence A. Tinker, Ph.D. joined the Company in 1993 as Vice President — Engineering. His title was changed in 1998 to Vice President — Advanced Technology to reflect his role in the Company's current strategy. During the prior five years, Dr. Tinker was employed by Gates Energy Products, Inc., where his most recent position was Manager, Technology for aerospace batteries. In this position, Dr. Tinker managed a group of scientists responsible for developing nickel-cadmium, nickel-metal hydride and nickel-hydrogen aerospace battery systems. Prior to 1988, Dr. Tinker was employed by Ballard Research Inc. for six years, where he managed the research and development effort for rechargeable lithium battery systems.

R. Dennis Bentz and Frank M. Harris, who were previously Vice Presidents of the Company, left the Company in March 2002. There are no current plans to replace them.

Effective May 10, 2002, Mr. Dorheim will resign as the President and Chief Executive Officer as part of the Company's cost reduction plan. The Company has approved a consulting and severance agreement under which the Company will engage Mr. Dorheim as a consultant to the Company on a part-time basis through the earlier of November 15, 2002 or the date he begins full-time employment elsewhere. Mr. Dorheim will remain a director of the Company until the Company's 2003 Annual Meeting of Shareholders if he is elected to the Board at the Company's 2002 Annual Meeting, and the Board, in its discretion, may nominate him for successive terms to the Board. Replacing Mr. Dorheim as President of the Company will be Dr. Lawrence A.

Tinker, who currently serves as the Company's Vice President of Advanced Technology. Jon A. Lindseth, currently the Company's Chairman, will serve as both Chairman and Chief Executive Officer as of May 10, 2002.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Market Information

From its initial public offering date in July 1993 to March 14, 1999, the Company's common stock traded on the Nasdaq National Market under the symbol "AERN". From March 15, 1999 to March 29, 1999, the Company's common stock traded on the Nasdaq SmallCap Market under the symbol "AERNC". From March 30, 1999 to the present, the Company's common stock has traded under the symbol "AERN" on the OTC Bulletin Board ("OTCBB").

The following table sets forth, for the quarters indicated, the high and low sales prices for the Company's common stock on the OTCBB.

	Price	
Quarter Ended:	High	Low
March 31, 2000	$6.2500	$0.2500
June 30, 2000	2.0000	0.7500
September 30, 2000	1.3125	0.5625
December 31, 2000	0.8125	0.2344
March 31, 2001	$0.7344	$0.2500
June 30, 2001	1.1900	0.2812
September 30, 2001	0.6400	0.2600
December 31, 2001	0.4100	0.1900

On December 31, 2001, the closing price of the common stock as reported on the OTCBB was $0.2500 per share. On March 11, 2002, there were 271 holders of record of the Company's common stock. This number excludes shareholders holding stock under nominee or street name accounts with brokers.

Dividends On Shares of Common Stock

The Company has not declared a cash dividend on its common stock since inception. The Company has incurred operating losses since inception and anticipates that for the foreseeable future, earnings, if any, will be retained for the operation and growth of its business. Further, the Company's ability to declare and pay a dividend on its common stock is limited by the terms of the Company's outstanding series of preferred stock. Accordingly, the Company does not anticipate paying any dividends on its common stock in the foreseeable future.

Recent Sales of Unregistered Securities

Series B Convertible Preferred Stock. In February 2001, the Company issued to an accredited investor (as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act")) an aggregate of 102,250 shares of its Series B Convertible Preferred Stock (the "Series B Preferred Stock") and a warrant to purchase 776,699 shares of common stock at a current exercise price of $0.336 per share. The Company received $1 million in cash for these issuances less a transaction fee of $22,500, of which 50% was paid in cash and the remainder was paid in shares of Series B Preferred Stock. In connection with this issuance, the Company granted to the purchaser certain demand and piggyback registration rights with respect to the shares of common stock to be received upon conversion of the Series B Preferred Stock or exercise of the warrant.

The Series B Preferred Stock entitles the holder thereof to receive cumulative cash dividends when, as and if declared by the Board of Directors at the rate of 6.75% per year. The Series B Preferred Stock (including the value of accrued but unpaid dividends thereupon) may be converted at the option of the holder into shares of common stock pursuant to a specified conversion rate, which may be adjusted pursuant to the anti-dilution and rate protective provisions contained in the terms of the Series B Preferred Stock. As of December 31, 2001, one share of Series B Preferred Stock (including accrued but unpaid dividends thereupon) was convertible into approximately 26.81 shares of common stock. The Series B Preferred Stock may also be redeemed or converted into common stock at the option of the Company upon certain conditions. The Series B Preferred Stock is also redeemable for cash at the election of the holder at any time. Further, upon the fifth anniversary of the original issuance date, the Company must at its option either redeem the Series B Preferred Stock or convert it in full into shares of common stock.

Series C Convertible Preferred Stock. In June 2001, the Company issued to an accredited investor an aggregate of 102,250 shares of its Series C Convertible Preferred Stock (the "Series C Preferred Stock") and a warrant to purchase 982,981 shares of common stock at an exercise price of $0.425 per share. The Company received $1 million in cash for these issuances less a transaction fee of $22,500, of which 50% was paid in cash and the remainder was paid in shares of Series C Preferred Stock. In connection with this issuance, the Company granted to the purchaser certain demand and piggyback registration rights with respect to the shares of common stock to be received upon conversion of the Series C Preferred Stock or exercise of the warrant.

The Series C Preferred Stock entitles the holder thereof to receive cumulative cash dividends when, as and if declared by the Board of Directors at the rate of 6.75% per year. The Series C Preferred Stock (including the value of accrued but unpaid dividends thereupon) may be converted at the option of the holder into shares of common stock pursuant to a specified conversion rate, which may be adjusted pursuant to the anti-dilution and rate protective provisions contained in the terms of the Series C Preferred Stock. As of December 31, 2001, one share of Series C Preferred Stock (including accrued but unpaid dividends thereupon) was convertible into approximately 29.76 shares of common stock. The Series C Preferred Stock may also be redeemed or converted into common stock at the option of the Company upon certain conditions. The Series C Preferred Stock is also redeemable for cash at the election of the holder at any time. Further, upon the fifth anniversary of the original issuance date, the Company must at its option either redeem the Series C Preferred Stock or convert it in full into shares of common stock.

These securities were issued in transactions exempt from registration pursuant to Section 4(2) of the Securities Act, including Regulation D and Rule 506 thereunder. All recipients were believed to be accredited investors within the meaning of Regulation D under the Securities Act. Appropriate legends were affixed to the share certificates, and the Company did not engage in any general solicitation or advertising in connection with the offer and sale of these securities.

Item 6. *Selected Financial Data*

	Year Ended December 31,					Period From July 17, 1989 (Date Of Inception) To December 31,
	2001	2000	1999	1998	1997	2001
	(In thousands, except per share data)					
Statement of Operations Data:						
License fee and research and development revenues	$ 402	$ 431	$1,947	$ 350	$ —	$ 3,131
Product sales	—	—	—	—	108	338
Cost of product sales	—	—	—	—	(2,675)	(6,759)
	402	431	1,947	350	(2,567)	(3,290)
Total cost and expenses	4,596	5,184	5,592	7,360	7,022	74,016
Operating loss	(4,194)	(4,753)	(3,645)	(7,010)	(9,589)	(77,306)
Net loss	(4,394)	(4,909)	(3,487)	(6,632)	(8,766)	(74,217)
Accretion of redeemable convertible preferred stock	475	34	—	—	—	509
Redeemable convertible preferred stock dividend requirements	371	71	—	—	—	443
Net loss attributable to common stock	(5,240)	(5,014)	(3,487)	(6,632)	(8,766)	(75,168)
Net loss per common share (basic and diluted)	$ (0.21)	$ (0.20)	$(0.14)	$ (0.27)	$ (0.36)	$ (4.27)

For quarterly information see Note 14 of the Notes to Financial Statements.

	As of December 31,				
Balance Sheet Data:	2001	2000	1999	1998	1997
	(In thousands)				
Total assets	$ 693	$1,252	$2,581	$5,335	$12,057
Total long-term liabilities	—	—	288	—	2
Redeemable convertible preferred stock	3,112	3,386	—	—	—
Total long-term liabilities and redeemable convertible preferred stock	$3,112	$3,386	$ 288	$ —	$ 2

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, investments, income taxes, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of the assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical polices, among others, affect its more significant judgments and estimates used in the preparation of its financial statements.

Long-Lived Assets

In accordance with the provision of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset should be assessed, based on estimated undiscounted future cash flows attributable to the assets in question.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation of equipment and improvements is computed using the straight-line method over their estimated useful lives, ranging from three to seven years. Certain equipment is used to advance the development of production processes, refine product designs for production and produce batteries for laboratory and field testing. Amortization of leasehold improvements is recorded over the shorter of the lives of the related assets or the lease terms. During the year ended December 31, 2000, the Company recorded a write-off of fully depreciated obsolete equipment of $210,182, as well as other equipment with a net book value of $11,151. There were no write-offs for the years ended December 31, 2001 and 1999.

Revenue Recognition

License fee revenues, including upfront nonrefundable fees, are recognized ratably over the related licensing period. Research and development revenues are recognized over the period the services are performed and the Company incurs the related expenses, in accordance with the related agreements. Revenues from product sales are recognized when the products are shipped and the Company has no further obligations.

Research and Development

Research and development costs are charged to expense as incurred.

Equity and Debt Instruments

In order to fund its operations, the Company has issued various debt and equity instruments including convertible debt, preferred stock, and warrants. The Company allocates the proceeds of these issuances based on the relative fair values of the instruments issued at the time of issuance. Any related discounts are amortized to interest expense (if related to a debt instrument) or treated as dividends (if related to an equity instrument) over the life of the instruments.

General

AER Energy was incorporated in 1989 and has been engaged in the development and commercialization of high energy density zinc-air batteries. AER Energy's current strategy as an R&D company is focused on primary (disposable), rather than rechargeable, zinc-air battery technology and licensing our extensive patent portfolio to large established battery and OEMs with plans to commercialize the technology. Until 1998, the Company's operations had been focused primarily on developing and improving its technology, setting up the manufacturing process, testing and selling rechargeable zinc-air batteries, and similar activities. The Company's current focus allows it to capitalize on the capability of its patented Diffusion Air Manager technology and opportunities in hand-held electronic products like camcorders, cellular telephones, cordless telephones, digital cameras, and hand-held computers. The Diffusion Air Manager is a simplified method of isolating the cells in zinc-air batteries from exposure to air during periods when the battery is in storage or not in use. The result is a primary battery that can operate an electronic device 3 to 5 times longer than alkaline batteries or can be stored for up to two years and deliver most of its energy.

In September 1998, the Company announced its TLAS Agreement with Duracell Inc., a subsidiary of The Gillette Company, making Duracell the first licensee of the Company's zinc-air technology. Under the TLAS Agreement, Duracell agreed to license the rights to the Company's then existing patents. In addition, Duracell funded certain joint product development projects with the Company in 1999. Duracell owns any technology developed under the projects it funds, and the Company has rights to utilize any of the technology. Duracell also has options to obtain certain other license rights.

During 1998 and 1999, Duracell paid the Company a total of $3.00 million under the TLAS Agreement, which was recognized as revenue when it was earned. For the years ended December 31, 2001, 2000, and 1999, $0.29 million, $0.43 million, and $1.93 million, respectively, were recognized as license fee revenue and research and development revenue in the Company's Statements of Operations.

In April 2001, the Company signed a License and Development Agreement with Rayovac Corporation. Under the agreement the Company is licensing its zinc-air battery technology to Rayovac and performing design and development work for Rayovac. Rayovac will own the technology developed under the agreement and the Company will have rights to utilize that technology. The Company has received funds from Rayovac under the terms of this agreement as outlined under "Liquidity, Capital Resources and Financial Condition".

In September 2001, Rayovac Corporation received a zinc-air battery development contract from CECOM in Fort Monmouth, New Jersey, and under the terms of the Rayovac License and Development Agreement, Rayovac has subcontracted certain work from the development program to the Company. Starting in September 2001, the Company will receive a total of approximately $500,000 over the next 17 months.

Throughout 2002, the Company plans to seek additional license agreements for its patented zinc-air technology with other companies, and develop prototype primary zinc-air batteries that utilize Diffusion Air Manager technology.

Results of Operations

Revenues for 2001, 2000, and 1999 were $0.40 million, $0.43 million, and $1.95 million, respectively. Revenues for 2001 relate to the license fees of $0.29 million earned under the Duracell TLAS Agreement and revenue of $0.11 million earned from a subcontract of the Rayovac CECOM contract. Virtually all of the 2000 and 1999 license fees and research and development revenues arose from the TLAS Agreement.

As a result of the Company's cost reduction plan, research and development expenses decreased 13% to $3.05 million in 2001 from $3.53 million in 2000. Travel, tooling, depreciation, and direct materials expenses were reduced. The 6% decrease to $3.53 million in 2000 from $3.74 million in 1999 was primarily from reduced personnel related expenses, lower legal fees, and reduced direct materials expense.

Marketing, general and administrative expenses decreased 7% to $1.54 million in 2001 from $1.66 million in 2000. This decrease resulted primarily from reduced personnel related expenses, reduced travel, and lower investor relations expenses. The 11% decrease to $1.66 million in 2000 from $1.86 million in 1999 resulted primarily from lower personnel-related expenses, decreased royalty expenses, and lower administrative expenses.

For 2001, 2000, and 1999 interest income decreased as a result of lower cash and cash equivalents balances throughout each year in comparison with the previous year.

Liquidity, Capital Resources and Financial Condition

In April 2000, the Company received $2.00 million in cash pursuant to two $1.00 million convertible promissory notes payable from two major shareholders of the Company. The Company was required to make quarterly interest payments at prime plus four percent. If the Company consummated an equity issuance during the term of the loans, the lenders could convert the loans in whole or in part into equity at the same price at which the equity was being issued by the Company. If the notes were not converted, the principal was due in March 2002. Each lender was issued warrants to purchase 112,994 shares of the Company's common stock at an exercise price of $1.77 per share. The warrants expire in March 2005.

In September 2000, the Company received $1.93 million in cash, net of issuance costs, pursuant to the issuance of 404,500 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") to two major shareholders of the Company. The balance of the total Series A Preferred Stock purchase price of $4.00 million was paid by the conversion of the $2.00 million convertible promissory notes issued in April 2000. The Company incurred total interest expense on the convertible promissory notes, prior to the conversion into Series A Preferred Stock, of $0.22 million. As of February 28, 2002, the Series A Preferred Stock may be converted to common stock of the Company at any time at the option of the holders at a conversion price of $0.469 per share, subject to various possible adjustments. The Company may redeem the Series A Preferred Stock at any time at a price equal to $10.00 per share plus at least three years worth of dividends (less any already paid), and it must be redeemed in September 2005, unless previously converted. Dividends accrue at the rate of 6.75% per annum, are cumulative, and compound annually. Each of the two shareholders were issued warrants to purchase 470,035 shares of the Company's common stock at an exercise price of $0.554 per share, subject to various possible adjustments. The warrants expire in September 2005.

In February 2001, the Company received $0.98 million in cash, net of issuance costs, pursuant to the issuance of 102,250 shares of Series B Preferred Stock to one of the Company's major shareholders, Elmwood Partners II (affiliated with the Chairman of the Company's Board of Directors). As of February 28, 2002, the Series B Preferred Stock may be converted to common stock of the Company at any time at the option of the holders at a conversion price of $0.336 per share, subject to various possible adjustments. The Company may redeem the Series B Preferred Stock at any time at a price equal to $10.00 per share plus at least three years worth of dividends (less any already paid), and it must be redeemed in February 2006, unless previously converted. Dividends accrue at the rate of 6.75% per annum, are cumulative, and compound annually. Warrants were issued to purchase 776,699 shares of the Company's common stock at a current exercise price of $0.336 per share, subject to various possible adjustments. The warrants expire in February 2006.

In April 2001, the Company executed a License and Development Agreement with Rayovac Corporation. Under the agreement, the Company is licensing its zinc-air battery technology to Rayovac and performing design and development work for Rayovac. Rayovac will own the technology developed under this agreement and the Company will have rights to utilize that technology.

In connection with the Rayovac agreement, the Company issued to Rayovac 656,858 shares of Company common stock and a warrant to purchase up to 218,953 shares of common stock for a total purchase price, net of transaction fees, of $0.27 million. The warrant is exercisable for four years and entitles the holder to purchase up to 218,953 shares of common stock at an exercise price of $0.4567 per share. Rayovac has certain rights to purchase additional shares of common stock and warrants as of the development phase completion date, anticipated to be in mid-2002.

Additionally, the Company issued a $250,000 non-interest bearing note payable to Rayovac. The note converts to the number of shares of common stock equal to $250,000 divided by the lesser of the average closing price for the thirty days prior to the conversion or $1.50. The principal on the note is payable in cash only upon the occurrence of specified events of default. The note will convert to common stock upon the development phase completion date. While the note has no stated interest rate, an interest rate of 15% was used to discount the note by $0.03 million and will be amortized to interest expense over its expected life. Based upon the rate at which the note becomes convertible, an additional discount of $0.07 million was recorded in accordance with Emerging Issues Task Force Topic No. 00-27, Application of EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," to Certain Convertible Instruments, which will also be amortized to interest expense.

In June 2001, the Company received $0.98 million in cash, net of issuance costs, pursuant to the issuance of 102,250 shares of Series C Preferred Stock to one of the Company's major shareholders, FW AER II, L.P. As of February 28, 2002, the Series C Preferred Stock may be converted to common stock of the Company at any time at the option of the holders at a conversion price of $0.407 per share, subject to various possible adjustments. The Company may redeem the Series C Preferred Stock at any time at a price equal to $10.00 per share plus at least three years worth of dividends (less any already paid), and it must be redeemed in June

2006, unless previously converted. Dividends accrue at the rate of 6.75% per annum, are cumulative, and compound annually. Warrants to purchase 982,891 shares of the Company's common stock at an exercise price of $0.4248 per share, subject to various possible adjustments. The warrants expire in June 2006.

In September 2001, the Company received $0.50 million in cash under a $1.00 million revolving credit loan note issued to Elmwood Partners II (affiliated with the Chairman of the Company's Board of Directors). The remaining $0.50 million was borrowed in October 2001. The principal and interest, which were due January 31, 2002, were converted to Series D Convertible Preferred Stock and warrants to purchase common stock in 2002.

In November 2001, the Company received an additional $0.50 million in cash under a second $1.00 million revolving credit loan note issued to Elmwood Partners II (affiliated with the Chairman of the Company's Board of Directors). The remaining $0.50 million was borrowed in January 2002. The principal and interest, which were due January 31, 2002, were converted to Series D Convertible Preferred Stock and warrants to purchase common stock in 2002.

As of December 31, 2001, the Company had cash and cash equivalents of $0.06 million. The Company anticipates using these funds as needed to fund capital equipment purchases, research and product development efforts, marketing and licensing activities, production of prototype zinc-air battery products, development of alliances with battery manufacturers and OEMs, working capital and general corporate purposes as determined by management. As a result of the significant dilutions relating to recent financing it may be more difficult for the Company to raise additional funding.

Net cash used in operating activities decreased to $4.66 million in 2001 from $4.89 million in 2000. This change in net cash used in operating activities is primarily due to the decrease in revenues, both current and deferred, and the decrease in net loss, offset by increased prepaid insurance and depreciation.

During the years ended December 31, 2001 and 2000, cash used in investing activities was $36,115 and $21,974, respectively, which primarily reflected the purchase of office, manufacturing and battery testing equipment.

Net cash provided by financing activities of $3.98 million for the year ended December 31, 2001 arose from the issuance of revolving credit notes, the issuance of redeemable convertible preferred stock and the issuance of revolving credit loan notes. Net cash provided by financing activities of $3.93 million during the year ended December 31, 2000 arose from the issuance of convertible notes and redeemable convertible preferred stock.

As discussed in Note 6 to the Financial Statements, the Company has agreed to pay DEMI royalties pursuant to the DEMI License. During 1999, the last required payment to DEMI was made for minimum royalty fees. The Company recorded royalty expense related to the DEMI License for the year ended December 31, 1999 of $0.05 and for the period from inception to December 31, 2001 of $1.39 million.

As discussed in Note 7 to the Financial Statements, under the Westinghouse License, for use of the Westinghouse technology, the Company is required to pay royalties of 1% of revenues up to $300,000 followed by 0.5% of revenues up to $350,000, after which no further product sales royalties would be due. The Company is not using the Westinghouse technology in its primary zinc-air batteries, therefore, no payments are being made to Westinghouse.

At December 31, 2001, the Company had available net operating loss carryforwards for income tax purposes of approximately $70.73 million and research and development credit carryforwards of approximately $1.54 million, all of which have been fully reserved due to the uncertainty of realization. These carryforward items will both begin to expire in 2004 and are both subject to certain limitations on annual utilization related to changes in ownership of the Company. These limitations could significantly reduce the amount of the net operating loss carryforwards and the research and development credit carryforwards available to the Company in the future.

In February 2002, the Company received $1.00 million in cash, pursuant to the issuance of 300,000 shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock") in a private placement transaction. A significant portion of the total preferred stock purchase price of $3.00 million was paid by the conversion of the $2.00 million revolving credit notes issued in September and November 2001. The Company incurred total interest expense on the revolving credit notes, prior to the conversion to Series D Preferred Stock, of $0.03 million. The Series D Preferred Stock may be converted to common stock of the Company at any time at the option of the holders at a conversion price of $0.3059 per share, subject to various possible adjustments. The Company may redeem the Series D Preferred Stock at any time at a price equal to $10.00 per share plus three years worth of dividends (less any already paid), and it must be redeemed in five years from the date of issuance, unless previously converted. Dividends accrue at the rate of 6.75% per annum, are cumulative, and compound annually. The investors were issued warrants to purchase in the aggregate 3,759,402 shares of the Company's common stock at an exercise price of $0.3192 per share, subject to various possible adjustments. The warrants expire in January 2007. As a result of the issuance of Series D Preferred Stock, the conversion prices of the Series A, Series B, and Series C stock will be reduced resulting in additional discounts in accordance with EITF 00-27. Additionally, the issuance of Series D, and the related adjustments to Series A, Series B, and Series C, will result in an additional 15,564,594 of fully diluted shares outstanding.

The Company currently anticipates that its existing cash and cash equivalents balance plus funds received in January and February 2002 will fund operations and continue technology development at the current level of activity into the second quarter of 2002. The Company will need to raise additional funds through additional license agreements, R&D contracts, debt or equity, which it is currently pursuing. There is no assurance that the needed funds will be raised. If sufficient funds are not raised, the Company will be required to severely curtail or terminate operations.

The market price of the Company's common stock has fluctuated significantly since it began to be publicly traded in July 1993 and may continue to be highly volatile. The Company's common stock is currently traded on the OTC Bulletin Board. Factors such as the ability of the Company to achieve development goals, ability of the Company to commercialize its battery technology, ability of the Company to license its technology, development of competing battery technologies, ability of the Company to protect its proprietary rights to its technology, improvements in conventional battery technologies, demand for and acceptance of the Company's products in the marketplace, ability to obtain commitments from battery companies and OEMs, impact of any future governmental regulations, impact of pricing or material costs, ability of the Company to raise additional funds, general market conditions and other factors affecting the Company's business that are beyond the Company's control may cause significant fluctuations in the market price of the Company's common stock. The market prices of the stock of many high technology companies have fluctuated substantially, often unrelated to the operating or research and development performance of the specific companies. Such market fluctuations could adversely affect the market price for the Company's common stock.

On March 30, 1999, the common stock of the Company ceased trading on the Nasdaq SmallCap Market, moving to over-the-counter stock trading on the OTC Bulletin Board.

Impact of Recently Issued Accounting Standards

In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." The statement is effective for year-ends beginning after December 15, 2001 (e.g. January 1, 2002 for a calendar-year company). The Company is in the process of evaluating the impact SFAS 144 will have upon adoption, but does not anticipate it will have a significant impact on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The

Company does not currently have any goodwill or other intangible assets on its books and accordingly, does not expect the adoption of SFAS 141 or SFAS 142 to have an impact on its financial position or result of operations.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 was originally effective for fiscal years beginning June 15, 1999. However, in May 1999, the FASB voted to delay the effective date for one year, to fiscal years beginning after June 15, 2000 by issuing SFAS No. 137. In 2001, the Company adopted SFAS No. 133, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. There was no material impact on the Company's results of operations or financial position.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The Company has invested a portion of its cash and cash equivalents in high-rated corporate debt financial instruments that mature in 90 days or less. The Company has historically held, and plans in the future to hold, all such instruments until maturity. If the instruments were, for some reason not anticipated, redeemed earlier than their maturity, there might be a gain or loss on the transaction. The Company has no transactions that qualify for treatment under SFAS No. 133.

Item 8. *Financial Statements And Supplementary Data*

Reference is made to the Financial Statements of the Company on Pages F-1 through F-18 of this report, which is incorporated herein by reference in response to the information required by this Item 8.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information concerning the nominees for Directors of the Company set forth under "Election of Directors" in the Company's Proxy Statement for its 2002 Annual Meeting of Shareholders is incorporated herein by reference in response to the information required by this Item 10.

Information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 set forth under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2002 Annual Meeting of Shareholders is incorporated herein by reference in response to the information required by this Item 10.

Information concerning the Executive Officers of the Company is contained in a separate section captioned "Executive Officers of the Registrant" in Part I of this report and is incorporated herein by reference in response to the information required by this Item 10.

Item 11. *Executive Compensation*

The information set forth under "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement for its 2002 Annual Meeting of Shareholders is incorporated herein by reference in response to the information required by this Item 11.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information set forth under "Voting Securities" in the Company's Proxy Statement for its 2002 Annual Meeting of Shareholders is incorporated herein by reference in response to the information required by this Item 12.

Item 13. *Certain Relationships and Related Transactions*

The information set forth under "Certain Transactions" in the Company's Proxy Statement for its 2002 Annual Meeting of Shareholders is incorporated herein by reference in response to the information required by this Item 13.

PART IV

Item 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K.*

(a) *Documents:*

(1) The following financial statements of the Company and Report of Independent Auditors are filed as part of this Report.

Report of Independent Auditors

Balance Sheets as of December 31, 2001 and 2000

Statements of Operations for the years ended December 31, 2001, 2000, and 1999, and for the period from July 17, 1989 (date of inception) to December 31, 2001

Statements of Stockholders' (Deficit) Equity for the years ended December 31, 2001, 2000, and 1999, and for the period from July 17, 1989 (date of inception) to December 31, 2001

Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999, and for the period from July 17, 1989 (date of inception) to December 31, 2001

Notes to Financial Statements

(2) *Financial Statement Schedules:*

Financial statement schedules have been omitted either because they are not applicable or because the information that would be included in such schedules is included elsewhere in the financial statements or the notes thereto.

(3) *Exhibits:*

Exhibit Number	Description of Exhibits
3.1	— Articles of Incorporation of the Company, as amended.
3.2	— Bylaws of the Company, as amended.(1)
4.1	— See Articles II and VII of the Company's Articles of Incorporation located within Exhibit 3.1
4.2	— See Articles 2, 3 and 4 of the Company's Bylaws located within Exhibit 3.2
4.3	— Warrant to Purchase Common Stock of AER Energy Resources, Inc. dated as of March 31, 2000 between The Kindt-Collins Company and AER Energy Resources, Inc.(15)
4.4	— Warrant to Purchase Common Stock of AER Energy Resources, Inc. dated as of April 3, 2000 between FW AER II, L. P. and AER Energy Resources, Inc.(15)
4.5	— Warrant to Purchase Common Stock of AER Energy Resources, Inc. dated as of September 27, 2000 between Elmwood Partners II and AER Energy Resources, Inc.(17)

Exhibit Number	Description of Exhibits
4.6	— Warrant to Purchase Common Stock of AER Energy Resources, Inc. dated as of September 27, 2000 between FW AER II, L. P. and AER Energy Resources, Inc.(17)
4.7	— Warrant to Purchase Common Stock of AER Energy Resources, Inc. dated as of February 27, 2001 between Elmwood Partners II and AER Energy Resources, Inc.(18)
4.8	— Warrant to Purchase Common Stock of AER Energy Resources, Inc. dated as of April 6, 2001 between Rayovac Corporation and AER Energy Resources, Inc.(18)
4.9	— Warrant to Purchase Common Stock of AER Energy Resources, Inc. dated as of June 1, 2001 between FW AER II, L.P. and AER Energy Resources, Inc.(19)
4.10	— Form of Warrant to Purchase Common Stock of AER Energy Resources, Inc. dated as of January 31, 2001.(20)
10.1	— License Agreement dated July 19, 1989 among the Company, Dreisbach Electromotive, Inc. and Mike Cheiky.(2)
10.2*	— AER Energy Resources, Inc. 1992 Stock Option Plan, as amended.(2)
10.3*	— Form of Non-Qualified Stock Option Agreement.(3)
10.4*	— Form of Incentive Stock Option Agreement.(3)
10.5	— Agreement dated May 12, 1993 between the Company and Westinghouse Electric Corporation.(2)
10.6*	— Form of Indemnity Agreement with Directors.(2)
10.7	— Consent to Partial Assignment of Royalties and Amendment No. 2 to License Agreement dated as of October 15, 1993 among the Company, Dreisbach Electromotive, Inc. and Mike Cheiky.(4)
10.8	— Amended and Restated DEMI/AER Air Manager Agreement dated October 15, 1993 among the Company, Dreisbach Electromotive, Inc. and Mike Cheiky.(4)
10.9*	— AER Energy Resources, Inc. 1993 Non-Employee Directors' Restricted Stock Award Plan.(4)
10.10*	— Form of Director's Restricted Stock Award Agreement.(5)
10.11*	— Stock Option Agreement dated November 2, 1989 by and between David W. Dorheim and Aerobic Power Systems, Inc. (now AER Energy Resources, Inc.).(6)
10.12*	— Stock Option Agreement dated February 8, 1991 by and between R. Dennis Bentz and AER Energy Resources, Inc.(6)
10.13*	— Stock Option Agreement dated July 1, 1990 by and between Frank M. Harris and Aerobic Power Systems, Inc. (now AER Energy Resources, Inc.).(6)
10.14	— Lease Agreement dated November 15, 1993 between AER Energy Resources, Inc. and Highlands Park Associates.(7)
10.15	— Lease Agreement dated March 25, 1994 between AER Energy Resources, Inc. and Highlands Park Associates.(7)
10.16*	— Stock Option Agreement dated December 20, 1994 between H. Douglas Johns and AER Energy Resources, Inc.(8)
10.17*	— Consulting Agreement dated December 20, 1994 between H. Douglas Johns and AER Energy Resources, Inc.(9)
10.18	— Form of Convertible Debenture Subscription Agreement.(10)
10.19	— Form of 8% Convertible Debenture due November 17, 1997.(10)
10.20	— Registration Rights Agreement.(10)
10.21	— Warrant to Purchase Common Stock.(10)
10.22	— Amendment No. 3 to License Agreement and Termination of Technology Assignment Agreement dated December 26, 1995.(11)
10.23	— Securities Purchase Agreement, dated as of May 20, 1996, by and between FW AER Partners, L.P. and AER Energy Resources, Inc.(12)
10.24	— Warrant to Purchase Common Stock.(12)

Exhibit Number	Description of Exhibits
10.25*	— Agreement between H. Douglas Johns and AER Energy Resources, Inc. dated November 7, 1996, amending Mr. Johns' Consulting Agreement and Stock Option Agreement.(13)
10.26	— Technology Licenses and Services Agreement, dated as of September 24, 1998, by and between Duracell Inc. and AER Energy Resources, Inc.(14)
10.27	— Convertible Promissory Note dated as of March 31, 2000 between The Kindt-Collins Company and AER Energy Resources, Inc.(15)
10.28	— Convertible Promissory Note dated as of April 3, 2000 between FW AER II, L.P. and AER Energy Resources, Inc.(15)
10.29	— Securities Purchase Agreement dated as of September 27, 2000 between Elmwood Partners II and FW AER II, L. P., purchasers, and AER Energy Resources, Inc.(17)
10.30	— Securities Purchase Agreement dated as of February 27, 2001 between Elmwood Partners II and AER Energy Resources, Inc.(18)
10.31	— License and Development Agreement dated as of April 6, 2001 between Rayovac Corporation and AER Energy Resources, Inc.(18)
10.32	— Convertible Subordinated Promissory Note dated as of April 27, 2001 between Rayovac Corporation and AER Energy Resources, Inc.(18)
10.33	— Securities Purchase Agreement dated as of June 1, 2001 between FW AER II, L.P. and AER Energy Resources, Inc.(19)
10.34	— Revolving Credit Loan Note of AER Energy Resources, Inc., dated August 28, 2001, as amended, between Elmwood Partners II and AER Energy Resources, Inc.(20)
10.35	— Revolving Credit Loan Note of AER Energy Resources, Inc., dated November 20, 2001, as amended, between Elmwood Partners II and AER Energy Resources, Inc.(20)
10.36	— Confidential Release and Waiver Agreement dated March 5, 2002 between the Company and Frank Harris.
10.37	— Securities Purchase Agreement dated as of January 31, 2002 among AER Energy Resources, Inc. and certain investors as set forth therein.(20)
21	— Subsidiaries of the Company.(2)
23	— Consent of Ernst & Young LLP, Independent Auditors.

---

* Indicates management contract or compensatory plan or arrangement.

(1) Filed on June 17, 1993 as an Exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 33-62668) and incorporated herein by reference.

(2) Filed on May 14, 1993 as an Exhibit to the Registrant's Registration Statement on Form S-1 (File No. 33-62668) and incorporated herein by reference.

(3) Filed on October 5, 1993 as an Exhibit to the Registrant's Registration Statement on Form S-8 (File No. 33-69982) and incorporated herein by reference.

(4) Filed on October 29, 1993 as an Exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 0-21926) for the quarter ended September 30, 1993 and incorporated herein by reference.

(5) Filed on September 24, 1993 as an Exhibit to the Registrant's Registration Statement on Form S-8 (File No. 33-69462) and incorporated herein by reference.

(6) Filed on March 25, 1994 as an Exhibit to the Registrant's Annual Report on Form 10-K (File No. 0-21926) for the year ended December 31, 1993 and incorporated herein by reference.

(7) Filed on September 23, 1994 as an Exhibit to the Registrant's Registration Statement on Form S-1 (File No. 33-84300) and incorporated herein by reference.

(8) Filed on February 2, 1995 as an Exhibit to the Registrant's Registration Statement on Form S-8 (File No. 33-89068) and incorporated herein by reference.

(9) Filed on March 23, 1995 as an Exhibit to the Registrant's Annual Report on Form 10-K (File No. 0-21926) for the year ended December 31, 1994 and incorporated herein by reference.

(10) Filed on December 13, 1995 as an Exhibit to the Registrant's Form 8-K (File No. 0-21926) and incorporated herein by reference.

(11) Filed on March 28, 1996 as an Exhibit to the Registrant's Annual Report on Form 10-K (File No. 0-21926) for the year ended December 31, 1995 and incorporated herein by reference.

(12) Filed on May 20, 1996 as an Exhibit to the Registrant's Form 8-K (File No. 0-21926) and incorporated herein by reference.

(13) Filed on March 27, 1997 as an Exhibit to the Registrant's Annual Report on Form 10-K (File No. 0-21926) for the year ended December 31, 1996 and incorporated herein by reference.

(14) Filed on September 24, 1998 as an Exhibit to the Registrant's Form 8-K (File No. 0-21926) and incorporated herein by reference.

(15) Filed on May 10, 2000 as an Exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 0-21926) for the quarter ended March 31, 2000 and incorporated herein by reference.

(16) Filed on August 12, 2000 as an Exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 0-21926) for the quarter ended June 30, 2000 and incorporated herein by reference.

(17) Filed on November 13, 2000 as an Exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 0-21926) for the quarter ended September 30, 2000 and incorporated herein by reference.

(18) Filed on May 15, 2001 as an Exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 0-21926) for the quarter ended March 31, 2001 and incorporated herein by reference.

(19) Filed on August 14, 2001 as an Exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 0-21926) for the quarter ended June 30, 2001 and incorporated herein by reference.

(20) Filed on March 13, 2002 as an Exhibit to Amendment No. 8 to Schedule 13D, filed by Jon A. Lindseth et al., and incorporated herein by reference.

(b) *Reports on Form 8-K filed in the fourth quarter of 2001:*

The registrant did not file any reports on Form 8-K during the quarter ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 11, 2002.

AER ENERGY RESOURCES, INC.

By: /s/ DAVID W. DORHEIM

David W. Dorheim,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JON A. LINDSETH Jon A. Lindseth	Chairman	March 11, 2002
/s/ DAVID W. DORHEIM David W. Dorheim	Director, President and Chief Executive Officer	March 11, 2002
/s/ J. T. MOORE J. T. Moore	Vice President — Chief Financial Officer, Treasurer and Secretary (Principal Accounting Officer and Principal Financial Officer)	March 11, 2002
/s/ JAMES W. DIXON James W. Dixon	Director	March 11, 2002
/s/ WILLIAM L. JACKSON William L. Jackson	Director	March 11, 2002
/s/ JOHN L. WILKES John L. Wilkes	Director	March 11, 2002

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AER ENERGY RESOURCES, INC.
(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

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REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
AER Energy Resources, Inc.

We have audited the accompanying balance sheets of AER Energy Resources, Inc. (a development stage company) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2001 and for the period from July 17, 1989 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AER Energy Resources, Inc. (a development stage company) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 and for the period from July 17, 1989 (date of inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming AER Energy Resources, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and negative cash flows from operations and has working capital and stockholders' deficits. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

Atlanta, Georgia
February 11, 2002

AER ENERGY RESOURCES, INC.
(A Development Stage Company)

BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 57,487	$ 781,314
Accounts receivable	44,454	—
Unbilled accounts receivable	56,991	—
Inventories	78,354	76,752
Prepaid general insurance	93,839	38,740
Prepaid financing expenses	115,958	—
Prepaid expenses and other current assets	31,506	20,662
Total current assets	478,589	917,468
Equipment and improvements:		
Machinery and equipment	2,981,092	2,956,329
Office equipment	253,818	242,466
Leasehold improvements	220,668	220,668
	3,455,578	3,419,463
Less accumulated depreciation	(3,252,193)	(3,096,045)
	203,385	323,418
Other assets	10,589	10,791
TOTAL ASSETS	$ 692,563	$ 1,251,677
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 82,905	$ 60,910
Deferred revenue	—	287,500
Other accrued expenses	147,889	158,940
Revolving credit note from related party	1,500,000	—
Convertible note payable, net of discount of $10,013	239,987	—
Total current liabilities	1,970,781	507,350
Redeemable convertible preferred stock, no par value, in series:		
Series A: authorized — 425,000 shares; 404,500 shares issued and outstanding at December 31, 2001 and December 31, 2000; liquidation preference and redemption price of $4,389,329 as of December 31, 2001 (including $344,329 undeclared dividends)	2,237,561	3,386,419
Series B: authorized — 250,000 shares; 102,250 shares issued and outstanding at December 31, 2001; liquidation preference and redemption price of $1,080,431 as of December 31, 2001 (including $57,931 undeclared dividends)	726,200	—
Series C: authorized — 250,000 shares; 102,250 shares issued and outstanding at December 31, 2001; liquidation preference and redemption price of $1,062,764 as of December 31, 2001 (including $40,264 undeclared dividends)	148,189	—
Total liabilities and redeemable convertible preferred stock	5,082,731	3,893,769
Stockholders' deficit:		
Preferred stock, no par value:		
Authorized — 10,000,000 shares; no shares issued and outstanding	—	—
Common stock, no par value:		
Authorized — 100,000,000 shares; 25,522,121 shares at December 31, 2001 and 24,850,263 shares at December 31, 2000 issued and outstanding	69,841,974	67,212,754
Unearned stock compensation	(15,065)	(31,861)
Deficit accumulated during the development stage	(74,217,077)	(69,822,985)
Total stockholders' deficit	(4,390,168)	(2,642,092)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT	$ 692,563	$ 1,251,677

See notes to financial statements.

AER ENERGY RESOURCES, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2001	2000	1999	Period from July 17,1989 (Date of Inception) to December 31, 2001
License fees and research and development revenues	$ 402,409	$ 431,250	$ 1,946,970	$ 3,130,629
Product sales	—	—	—	338,174
Cost of product sales	—	—	—	(6,758,985)
Gross margin on product sales	—	—	—	(6,420,811)
	402,409	431,250	1,946,970	(3,290,182)
Costs and expenses:				
Research and development				
— related party	—	—	—	1,145,913
— other	3,054,147	3,525,572	3,736,317	44,633,460
Marketing, general and administrative				
— related party	—	—	50,000	1,388,695
— other	1,542,008	1,658,372	1,806,038	26,847,670
Total costs and expenses	4,596,155	5,183,944	5,592,355	74,015,738
Operating loss	(4,193,746)	(4,752,694)	(3,645,385)	(77,305,920)
Interest income	11,492	64,664	158,556	4,122,850
Interest expense — related parties	(211,838)	(221,166)	—	(1,034,007)
Net loss	(4,394,092)	(4,909,196)	(3,486,829)	(74,217,077)
Accretion of redeemable preferred stock	(474,872)	(33,874)	—	(508,746)
Redeemable preferred stock dividends	(371,231)	(71,293)	—	(442,524)
Net loss attributable to common stock	$(5,240,195)	$(5,014,363)	$(3,486,829)	$(75,168,347)
Net loss per common share (basic and diluted)	$ (0.21)	$ (0.20)	$ (0.14)	$ (4.27)
Weighted average shares outstanding (basic and diluted)	25,303,306	24,850,263	24,853,452	17,588,329

See notes to financial statements.

AER ENERGY RESOURCES, INC.
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

	Common Stock		Notes Receivable from Common Stock Sales	Unearned Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders' (Deficit) Equity
	Shares	Amount				
Issuance of common stock:						
For cash ranging from $0.02 to $6.31 per share, inception to May 1996 ...	10,005,908	$20,622,292	$ —	$ —	$ —	$20,622,292
For cash in public offerings for $5.25 and $7.00 per share, June 1993 to December 1994	5,461,700	30,257,263	—	—	—	30,257,263
For promissory notes ranging from $0.89 to $1.89 per share, February 1990 to January 1998	135,450	169,675	(169,675)	—	—	—
For exchange of debt ranging from $1.22 to $1.89 per share, May 1991 to July 1992	3,079,305	4,438,934	—	—	—	4,438,934
Exercise of stock options ranging from $0.89 to $5.00 per share, May 1994 to June 1996	119,850	143,558	—	—	—	143,558
Payments received on promissory notes . .	—	—	59,425	—	—	59,425
Shares granted under Restricted Stock Award Plan	203,750	1,273,235	—	(1,273,235)	—	—
Shares canceled under Restricted Stock Award Plan	(36,000)	(260,813)	—	260,813	—	—
Compensation under Restricted Stock Award Plan	—	(195,750)	—	896,582	—	700,832
Cancellation of promissory note	(21,375)	(40,375)	40,375	—	—	—
Conversion of debentures into common stock	5,913,675	10,171,058	—	—	—	10,171,058
Grant of compensatory stock options	—	14,063	—	—	—	14,063
Forgiveness of promissory notes	—	—	69,875	—	—	69,875
Net loss and comprehensive loss, inception to December 31, 1998	—	—	—	—	(61,426,960)	(61,426,960)
Balance at December 31, 1998	24,862,263	66,593,140	—	(115,840)	(61,426,960)	5,050,340
Shares canceled under Restricted Stock Award Plan	(12,000)	(12,756)	—	12,756	—	—
Compensation under Restricted Stock Award Plan	—	—	—	36,276	—	36,276
Net loss and comprehensive loss	—	—	—	—	(3,486,829)	(3,486,829)
Balance at December 31, 1999	24,850,263	66,580,384	—	(66,808)	(64,913,789)	1,599,787
Issuance of 225,988 warrants in conjunction with the issuance of convertible promissory notes	—	361,581	—	—	—	361,581
Conversion of convertible promissory notes to redeemable convertible preferred stock	—	(272,692)	—	—	—	(272,692)
Issuance of 940,070 warrants in conjunction with the issuance of redeemable convertible preferred stock — Series A	—	648,648	—	—	—	648,648

	Common Stock		Notes Receivable from Common Stock Sales	Unearned Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders' (Deficit) Equity
	Shares	Amount				
Accretion of redeemable preferred stock and preferred stock dividends	—	(105,167)	—	—	—	(105.167)
Compensation under Restricted Stock Award Plan	—	—	—	34.947	—	34,947
Net loss and comprehensive loss	—	—	—	—	(4,909,196)	(4,909,196)
Balance at December 31, 2000	24.850,263	67,212,754	—	(31,861)	(69,822,985)	(2,642.092)
Issuance of 776,699 warrants in conjunction with the issuance of redeemable convertible preferred stock — Series B	—	264,078	—	—	—	264,078
Issuance of common stock for $0.59 per share	656,858	387,011	—	—	—	387,011
Issuance of 982,891 warrants in conjunction with the issuance of redeemable convertible preferred stock — Series C	—	609,392	—	—	—	609,392
Accretion of redeemable preferred stock and preferred stock dividends	—	(846,103)	—	—	—	(846,103)
Dilutive impact of common and preferred stock issuance on previously issued preferred stock (Series A)	—	426.844	—	—	—	426,844
Series A anniversary date dilution	—	1,286,546	—	—	—	1,286.546
Dilutive impact of common and preferred stock issuance on previously issued preferred stock (Series B)	—	114,144	—	—	—	114,144
Dilutive impact of preferred stock issuance on previously issued preferred stock (Series C)	—	379,358	—	—	—	379.358
Shares granted under Restricted Stock Award Plan	15,000	7,950	—	(7,950)	—	—
Compensation under Restricted Stock Award Plan	—	—	—	24.746	—	24,746
Net loss and comprehensive loss	—	—	—	—	(4,394,092)	(4,394,092)
Balance at December 31, 2001	25.522,121	$69,841,974	$ —	$ (15,065)	$(74,217.077)	$(4,390.168)

See notes to financial statements

AER ENERGY RESOURCES, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Period from July 17,1989 (Date of Inception) to December 31,
	2001	2000	1999	2001
Operating activities:				
Net loss	$(4,394,092)	$(4,909,196)	$(3,486,829)	$(74,217,077)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	156,148	299,316	428,364	4,299,630
Amortization of unearned stock compensation	24,746	34,947	36,276	796,801
Amortization of discount on promissory notes	111,674	88,889	—	200,563
Non-cash interest on convertible debentures	—	—	—	336,558
Grant of compensatory stock options	—	—	—	14,063
Forgiveness of promissory notes	—	—	—	69,875
Loss on disposal of equipment	—	11,151	1,019	79,440
Accretion of discount on short-term investments and marketable securities	—	—	(75,852)	(263,259)
Changes in operating assets and liabilities:				
Trade accounts receivable	(44,454)	31,070	(31,070)	(44,454)
Unbilled accounts receivable	(56,991)	—	—	(56,991)
Inventories, net	(1,602)	5,446	(29,469)	(78,354)
Prepaid general insurance	(55,099)	(2,140)	-27,929	(85,168)
Prepaid financing expenses	(115,958)	—	—	(115,958)
Prepaid expenses and other assets	(10,644)	26,493	1,638	(34,237)
Accounts payable	21,995	(9,673)	(8,506)	82,905
Accrued royalties — related party	—	—	(30,000)	—
Deferred revenue	(287,500)	(431,250)	668,750	—
Other accrued expenses	(11,050)	(32,933)	65,972	306,824
Net cash used in operating activities	(4,662,827)	(4,887,880)	(2,487,636)	(68,708,839)
INVESTING ACTIVITIES:				
Purchases of equipment and improvements	(36,115)	(21,974)	(76,816)	(4,208,782)
Purchases of short-term investments and marketable securities	—	—	(3,224,148)	(14,736,444)
Purchase of license agreement	—	—	—	(250,000)
Proceeds from sales/maturities of short-term investments and marketable securities	—	—	3,300,000	15,000,000
Changes in other assets	—	—	—	(140,501)

	Years Ended December 31, 2001	2000	1999	Period from July 17,1989 (Date of Inception) to December 31, 2001
Net cash used in investing activities	(36,115)	(21,974)	(964)	(4,335,727)
FINANCING ACTIVITIES:				
Proceeds from revolving credit note to related parties	1,500,000	—	—	6,930,000
Issuance of convertible debentures, net of issuance costs	—	—	—	9,834,500
Proceeds from convertible notes payable	261,113	—	—	261,113
Proceeds from convertible notes payable to related parties	—	2,000,000	—	2,000,000
Payments on notes payable to related parties	—	—	—	(1,150,000)
Payments received on promissory notes	—	—	—	59,425
Issuance of common stock upon exercise of stock options	—	—	—	143,558
Issuance of common stock, net of issuance costs	254,211	—	—	51,133,766
Issuance of redeemable convertible preferred stock, net of issuance costs	1,959,791	1,929,900	—	3,889,691
Net cash provided by financing activities	3,975,115	3,929,900	—	73,102,053
(Decrease) increase in cash and cash equivalents	(723,827)	(979,954)	(2,488,600)	57,487
Cash and cash equivalents at beginning of period	781,314	1,761,268	4,249,868	—
Cash and cash equivalents at end of period	$ 57,487	$ 781,314	$ 1,761,268	$ 57,487
Supplemental disclosure of non-cash financing activities:				
Upon resignation of one member of the Company's Board of Directors, 12,000 non-vested shares of common stock, issued under the 1993 Non-Employee Directors' Restricted Stock Award Plan, were forfeited and returned to authorized and unissued shares	$ —	$ —	$ 12,756	$ 12,756
Conversion of the $2.0 million promissory notes payable to related parties to redeemable convertible preferred stock, net of unamortized discount of $272,692	$ —	$ 1,727,308	$ —	$ 1,727,308

See notes to financial statements.

AER ENERGY RESOURCES, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. Significant Accounting Policies

Description of Business

AER Energy Resources, Inc. (the "Company" or "AER Energy") was incorporated in 1989 and has been engaged in the development and commercialization of high energy density zinc-air batteries. AER Energy's current strategy as a research and development ("R&D") company is focused on primary (disposable), rather than rechargeable, zinc-air battery technology and licensing its extensive patent portfolio to large established battery and original equipment manufacturers ("OEMs") with plans to commercialize the technology. Until 1998, the Company's operations had been focused primarily on developing and improving its technology, setting up the manufacturing process, testing and selling rechargeable zinc-air batteries, and similar activities. The current strategy allows the Company to capitalize on the capability of its patented Diffusion Air Manager technology and opportunities in hand-held electronic products like camcorders, cellular telephones, cordless telephones, digital cameras, and hand-held computers.

The Company continues to be a development stage company. Under the current strategy, the Company seeks to generate revenues from license and royalty fees, and R&D contract fees. Revenues in the form of license fees and R&D funds commenced in the fourth quarter of 1998 related to the Technology Licenses and Services Agreement with Duracell Inc., as discussed in Note 7. New alliances, license agreements, and R&D contracts continue to be sought which would eventually bring the Company out of the development stage.

Going Concern

Since inception, the Company's operations have been principally engaged in the development of its technology and products. As a result, the Company has incurred significant operating losses and negative cash flows from operations. In addition, the Company has working capital and stockholders' deficits. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

The Company currently anticipates that its existing cash and cash equivalents balance in addition to the funding received in February, 2002 (see Note 15) will fund operations and continue technology development at the current level of activity into the second quarter of 2002. The Company will need to raise additional funds through additional license agreements, R&D contracts, debt or equity. There is no assurance that the needed funds will be raised. If sufficient funds are not raised, the Company will be required to severely curtail or terminate operations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

In accordance with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Based on the Company's estimate of future undiscounted cash flows, the Company expects to recover the net book value of its remaining fixed assets. The Company's estimates of future undiscounted cash flows have taken into consideration its current R&D operations and contemplate the Company entering into license agreements and research and development agreements, similar, or somewhat similar, to the 1998 agreement with Duracell Inc., throughout the remaining life of the Company's fixed assets.

The Company will likely need working capital infusions from yet unidentified sources to bridge shortfalls in cash flow before such license or research and development agreements are executed and generating cash. If the Company is unable to enter into such agreements or obtain debt or equity financing, a writedown of long-lived assets may be required.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and unbilled accounts receivable. As of December 31, 2001 and 2000, the Company maintained approximately 0% and 38%, respectively, of its cash and cash equivalents, consisting of short duration, high-rated corporate debt securities, under the management of a high credit quality, third party financial institution custodian.

Concentrations with respect to accounts receivable occur as the Company sells primarily to large, well established companies, however, the credit quality of these customers significantly diminish the risk of loss from extension of credit. The Company's credit policy generally does not require collateral from our customers. The Company provides for estimated credit losses at the time of sale. All revenues were earned from two customers in 2001, and one customer in 2000 and 1999.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

- *Cash and cash equivalents:* The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.
- *Accounts receivable and unbilled accounts receivable:* The carrying amounts reported in the balance sheet for accounts receivable and unbilled accounts receivable approximate their fair value.
- *Convertible notes payable and revolving credit notes:* The carrying amount of the Company's borrowing under its notes approximate their fair values based on discounted future cashflows and the short term nature of the notes.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid investments with maturities of three months or less when purchased and are stated at cost, which approximates market.

Inventories

Inventories are valued at lower of cost or market, using the first-in, first-out (FIFO) method. The inventory balances at December 31, 2001 and 2000 of $78,354 and $76,752, respectively, consist entirely of raw materials.

Long-Lived Assets

In accordance with the provision of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset should be assessed.

NOTES TO FINANCIAL STATEMENTS

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation of equipment and improvements is computed using the straight-line method over their estimated useful lives, ranging from three to seven years. Certain equipment is used to advance the development of production processes, refine product designs for production and produce batteries for laboratory and field testing. Amortization of leasehold improvements is recorded over the shorter of the lives of the related assets or the lease terms. During the year ended December 31, 2000, the Company recorded a write-off of fully depreciated obsolete equipment of $210,182, as well as other equipment with a net book value of $11,151. There were no write-offs for the years ended December 31, 2001 and 1999.

Revenue Recognition

License fee revenues are recognized over the period earned and research and development revenues are recognized over the period the services are performed. Revenues from product sales are recognized when the products are shipped.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are likely to be in effect when the differences are expected to reverse. At December 31, 2001 and 2000, the Company recorded a 100% valuation allowance against all deferred tax assets, as it is more likely than not that the deferred tax assets will not be realized.

Research and Development

Research and development costs are charged to expense as incurred.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") sets forth accounting and reporting standards for stock based employee compensation plans. As permitted by SFAS 123, the Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations ("APB 25"). Under APB 25, no compensation expense is recognized for stock options granted to employees at fair market value. To date, all of the Company's stock option grants have been made with an option exercise price equal to or greater than the fair market value of the underlying common stock, and accordingly, no compensation expense has been recorded.

Impact of Recently Issued Accounting Standards

In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." The statement is effective for year-ends beginning after December 15, 2001 (e.g. January 1, 2002 for a calendar-year company). The Company is in the process of evaluating the impact SFAS 144 will have upon adoption, but does not anticipate it will have a significant impact on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The Company does not currently have any goodwill or other intangible assets on its books and accordingly, does not expect the adoption of SFAS 141 or SFAS 142 to have an impact on its financial position or result of operations.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 was originally effective for fiscal years beginning June 15, 1999. However, in May 1999, the FASB voted to delay the effective date for one year, to fiscal years beginning after June 15, 2000 by issuing SFAS No. 137. The Company adopted SFAS No.133, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. There was no material impact on the Company's results of operations or financial position.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

2. Leases

The Company leases office and manufacturing space under operating leases that expire in 2004. Rent expense under the operating leases for the years ended December 31, 2001, 2000, and 1999 and for the period from July 17, 1989 (date of inception) to December 31, 2001 was $172,412, $166,389, $188,959, and $1,792,844, respectively. Minimum lease payments due in 2002, 2003, and 2004 in the aggregate under the operating leases are $169,347, $176,120, and $136,014, respectively.

3. 1993 Non-Employee Directors' Restricted Stock Award Plan

The Company's 1993 Non-Employee Directors' Restricted Stock Award Plan provides for the grant of up to an aggregate of 240,000 shares of the Company's common stock to directors of the Company who are not officers or employees of the Company. In general, the plan provides for awards of 15,000 shares of common stock to each non-employee director once every five years, with 3,000 shares vesting after each year of service as a director. At December 31, 2001, 170,750 shares of the Company's common stock were outstanding pursuant to this plan.

The total number of restricted shares granted during the year ended December 31, 2001 was 15,000. No restricted shares were granted during 2000 or 1999. The weighted-average fair value of restricted shares granted for the year ended December 31, 2001 was $0.53.

Total compensation expense incurred under this plan for the years ended December 31, 2001, 2000 and 1999 was $0.02 million, $0.03 million, and $0.04 million, respectively, and is included in marketing, general and administrative costs and expenses.

4. Stockholders' Deficit

During the period from inception to December 31, 1994, the Company issued shares of stock to officers and employees of the Company in exchange for notes receivable. These notes were secured by the shares of common stock issued and bear interest at 10%. The notes required payments of interest only through 1993. In December 1994, the notes were amended to include full recourse against the borrowers in the event of nonpayment with principal and accrued interest payable in equal annual installments in 1997 and 1998. The amended notes also included a forgiveness provision for the entire indebtedness contingent on the continued employment of the makers of the notes. Pursuant to the forgiveness provision, $33,938 of outstanding principal were forgiven and recorded as compensation expense in the Statement of Operations on December 1, 1998.

During 1991, a major stockholder and another stockholder exchanged notes due from the Company in the amount of $2,400,000 plus accrued interest of $125,545 for 2,066,355 shares of the Company's common stock. During 1992, a major stockholder of the Company advanced $1,880,000 to the Company under a revolving credit note bearing interest at prime plus 2%. During 1992, the stockholder exchanged the outstanding balance plus accrued interest of $33,389 for 1,012,950 shares of the Company's common stock.

On November 29, 1995, the Company reserved 225,590 shares of common stock for issuance in connection with a warrant delivered to the placement agent of $10,675,000 principal amount of 8% convertible subordinated debentures, as discussed in Note 10. The warrants expired unexercised in 1998.

On May 20, 1996, the Company issued 1,584,158 shares of its common stock, and warrants to purchase an additional 835,000 shares, in a private placement at an aggregate purchase price of $10,000,000, as discussed in Note 9.

The Company has not declared a cash dividend on its common stock since inception. The Company has incurred operating losses since inception and anticipates that for the foreseeable future, earnings, if any, will be retained for the operation and growth of its business. Further, the Company's ability to declare and pay a dividend on its common stock is limited by the terms of the Company's outstanding series of preferred stock. Accordingly, the Company does not anticipate paying any dividends on its common stock in the foreseeable future.

Series A Preferred Stock

On September 27, 2000, the Company issued 404,500 shares of Series A Convertible Preferred Stock ("Series A Preferred") and warrants to purchase up to 940,070 shares of common stock for a total purchase price, net of transaction fees, of $3.93 million to two major shareholders of the Company. The Company received cash of $1.93 million, net of issuance costs, and the exchange of the $2.00 million of outstanding principal on the convertible promissory notes issued in April 2000 (see Note 11) for the new issuances. Series A Preferred may be converted, at the option of the holders, to common stock of the Company at any time at an initial conversion price of $0.851 per share, subject to various possible adjustments. The Company may redeem the Series A Preferred at a price equal to $10.00 per share plus at least three years worth of dividends (less any already paid); and it must be redeemed in September 2005, unless previously converted. Dividends accrue at the rate of 6.75% per annum, are cumulative and compound annually. The Company incurred total interest expense on the convertible promissory notes of $0.22 million in 2000.

The warrants are exercisable for five years and entitle the holders to purchase common stock at an exercise price of $0.554 per share, subject to various possible adjustments. The fair value for these warrants of $0.65 million, or $0.69 per share, was estimated at the issuance date using a Black-Scholes valuation model assuming a volatility factor of 214%, risk-free interest rate of 5.9%, dividend yield of 0% and expected life of 5 years. The warrant value has been allocated to common stock from the proceeds of the Series A Preferred and the related discount will be accreted to the Series A Preferred on a straight-line basis through the mandatory redemption date so that at such redemption date, the carrying amount of the Series A Preferred will equal the mandatory redemption value.

In accordance with the terms of the Series A Preferred, the initial conversion price of $0.851 is subject to adjustment upon the issuance of common stock (or equivalents) at less than the current conversion price (as defined by the agreement). As a result of the issuance of Series B Preferred Stock on February 27, 2001, the transaction in April 2001, and the issuance of Series C Preferred Stock on June 1, 2001, all discussed below, the conversion price was ultimately adjusted from $0.851 to $0.745. In accordance with EITF 00-27, Application of EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," to Certain Convertible Instruments, the number of shares that would be received upon conversion based on the adjusted conversion price is compared to the number that would have been received prior to the adjustment. The excess number of shares multiplied by the fair market value on the commitment date (September 27, 2000) equals the intrinsic value that results from the adjustment, or the beneficial conversion option. This value is allocated from the original proceeds upon adjustment resulting in a discount on the preferred stock. The discount is then accreted over the remaining period until the mandatory redemption date (September 27, 2005). As a result of the adjustments above, a total discount on the Series A Preferred Stock of approximately $0.43 million was recorded on the various dates of adjustment. The discount will be accreted from the dates of adjustment to the redemption date of the preferred stock and will result in a reduction of earnings available to the common shareholders.

Additionally, the initial conversion price was subject to further adjustment upon the first anniversary of the original issue date based on the underlying common stock price. As a result of the decrease in the stock price, as of September 27, 2001, the conversion price of Series A Preferred was reduced to $0.554, in accordance with the terms of the Series A Preferred agreement. This adjustment resulted in an additional beneficial conversion option, similar to that discussed above, of approximately $1.28 million. The resulting discount will be accreted over the remaining period until the mandatory redemption date (September 27, 2005).

Series B Preferred Stock

On February 27, 2001, the Company issued 102,250 shares of Series B Convertible Preferred Stock ("Series B Preferred") and a warrant to purchase up to 776,699 shares of common stock for a total purchase price, net of transaction fees, of $0.98 million to one of the major shareholders of the Company, Elmwood Partners II (affiliated with the Chairman of the Company's Board of Directors). The Series B Preferred may be converted, at the option of the holder, to common stock of the Company at any time at an initial conversion price of $0.515 per Series B Preferred at a price equal to $10.00 per share plus at least three years worth of dividends (less any already paid); and it must be redeemed in February 2006, unless previously converted. Dividends accrue at the rate of 6.75% per annum, are cumulative and compound annually.

The warrant is exercisable for five years and entitles the holder to purchase one share of common stock at an exercise price (as of December 31, 2001) of $0.5376 per share, subject to various possible adjustments. The fair value for this warrant of $0.26 million, or $0.34 per share, was estimated at the date of grant using a Black-Scholes valuation model assuming a volatility factor of 128%, risk-free interest rate of 4.5%, dividend yield of 0% and expected life of 5 years. The warrant value has been allocated to common stock and the related discount will be accreted to the Series B Preferred on a straight-line basis through the mandatory redemption date so that at such redemption date, the carrying amount of the Series B Preferred will equal the mandatory redemption value.

As a result of the allocation of a portion of the proceeds to the Series B Warrants, the effective conversion price of the Series B Preferred is less than the fair market value of common stock on February 27, 2001, resulting in a beneficial conversion option of approximately $0.08 million. The resulting discount will be accreted over the remaining period until the mandatory redemption date (February 27, 2006).

Similar to the terms of Series A Preferred discussed above, the terms of the Series B Preferred issued February 27, 2001, provide that the initial conversion price of $0.515 is subject to adjustment upon the issuance of common stock (or equivalents) at less than the current conversion price (as defined by the agreement). As a result of the transaction in April 2001 and the issuance of Series C Preferred on June 1, 2001, both discussed below, the conversion price was ultimately adjusted from $0.515 to $0.495. In accordance with EITF 00-27, the number of shares that would be received upon conversion based on the adjusted conversion price is compared to the number that would have been received prior to the adjustment. The excess number of shares multiplied by the fair market value on the commitment date (February 27, 2001) equals the intrinsic value that results from the adjustment, or the beneficial conversion option. This value is allocated from the original proceeds upon adjustment resulting in a discount on the preferred stock. The discount is then accreted over the remaining period until the mandatory redemption date (February 27, 2006). As a result of the adjustments above, a total discount on the Series B Preferred of approximately $0.03 million was recorded on the various dates of adjustment.

Rayovac Corporation

In April 2001, the Company signed a License and Development Agreement with Rayovac Corporation (the "Agreement"). Under the Agreement the Company is licensing its zinc-air battery technology to Rayovac and performing design and development work for Rayovac. Rayovac will own the technology developed under this agreement and the Company will have rights to utilize that technology.

In connection with the Agreement, the Company issued to Rayovac 656,858 shares of Company common stock and a warrant to purchase up to 218,953 shares of common stock for a total purchase price, net of transaction fees, of $0.27 million. The warrant is exercisable for four years and entitles the holder to purchase up to 218,953 shares of common stock at an exercise price of $0.4567 per share, subject to various possible adjustments. The fair value for this warrant of $0.74 million, or $0.34 per share, was estimated at the date of grant using the Black-Scholes valuation model assuming a volatility factor of 170%, risk-free interest rate of 4.9%, dividend yield of 0% and expected life of 4 years. Rayovac has certain rights to purchase additional shares of common stock and warrants as of the Phase III Notice Date, anticipated to be mid 2002.

Additionally, the Company issued to Rayovac a $250,000 non-interest bearing note payable. The note converts to the number of shares of common stock equal to $250,000 divided by the lesser of the average closing price for the thirty days prior to the conversion or $1.50. The principal on the note is payable in cash only upon the occurrence of specified events of default. The note will convert to common stock upon the Phase III Notice Date, anticipated to be mid 2002. While the note has no stated interest rate, an interest rate of 15% was used to discount the note by $0.03 million and will be amortized to interest expense over its expected life. Based upon the rate at which the note becomes convertible, an additional discount of $0.07 million was recorded in accordance with EITF 00-27, which will also be amortized to interest expense.

Series C Preferred Stock

On June 1, 2001, the Company issued 102,250 shares of Series C Convertible Preferred Stock ("Series C Preferred") and a warrant to purchase up to 982,891 shares of common stock for a total purchase price, net of transaction fees, of $0.98 million to one of the major shareholders of the Company, FW AER II, L.P. The Series C Preferred may be converted, at the option of the holder, to common stock of the Company at any time at an initial conversion price of $0.407 per share, subject to various possible adjustments. The Company may redeem the Series C Preferred at a price equal to $10.00 per share plus at least three years worth of dividends (less any already paid); and it must be redeemed in June 2006, unless previously converted. Dividends accrue at the rate of 6.75% per annum, are cumulative and compound annually.

The warrant is exercisable for five years and entitles the holder to purchase up to 982,891 shares of common stock at an exercise price of $0.425 per share, subject to various possible adjustments. The fair value for this warrant of $0.61 million, or $0.62 per share, was estimated at the date of grant using a Black-Scholes valuation model assuming a volatility factor of 170%, risk-free interest rate of 3.9%, dividend yield of 0% and expected life of 5 years. The warrant value has been allocated to common stock and the related discount will be accreted to the Series C Preferred on a straight-line basis through the mandatory redemption date so that at such redemption date, the carrying amount of the Series C Preferred will equal the mandatory redemption value.

Similar to the discussion of Series B Preferred above, as a result of the allocation of a portion of the proceeds to the Series C Warrants, the effective conversion price of the Series C Preferred is less than the fair market value of common stock on June 1, 2001, resulting in a beneficial conversion option of approximately $0.38 million. The resulting discount will be accreted over the remaining period until the mandatory redemption date (June 1, 2006).

At December 31, 2001, the following shares of common stock have been reserved for future issuance:

Stock options	1,982,250
Series A Preferred Stock Conversion	7,922,976
Series B Preferred Stock Conversion	2,182,689
Series C Preferred Stock Conversion	2,611,214
Warrants related to previous notes payable	225,988
Warrants outstanding from Series A	940,070
Warrants outstanding from Series B	776,699
Warrants outstanding from Series C	982,891
Warrants — Rayovac	218,953
Total shares reserved	17,843,730

5. Stock Options

During 1992, the Company adopted the 1992 Stock Option Plan whereby options may be granted to employees to purchase shares of common stock at prices not less than the fair value of the shares on the date of the grant for incentive stock options and not less than 50% of the fair value of the shares on the date of the grant for non-qualified stock options. Options become vested in accordance with the terms of each option agreement. In general, options become fully vested in five years. Options granted in 1999 provide for full vesting to occur on the fifth anniversary of the grant date, with the possibility of accelerated vesting occurring on December 31, 2001, measured based upon the Company's ability to internally generate cash flows sufficient to meet its operating needs. These measurements were not met as of December 31, 2001, and therefore no vesting was accelerated. No option shall be exercisable within the first six months following the date of grant and no incentive stock option shall be exercisable after the expiration of ten years from the grant date. On April 26, 2001, the Company amended the 1992 Stock Option Plan to increase the number of shares reserved for future issuance to 2,000,000.

Under a stock option agreement, dated in 1994 and amended in 1996, with a member of the Board of Directors, the Company granted the director an option to acquire 25,000 shares of the Company's common stock at an exercise price of $2.125 per share. The option is 100% vested and expires in 2004.

On March 1, 1996, the Compensation Committee of the Company's Board of Directors approved a plan to reprice certain options to purchase shares of the Company's common stock granted to employees pursuant to the 1992 Stock Option Plan. The options were repriced effective March 22, 1996. Options originally priced from $4.63 to $8.00 per share were repriced at $3.19 per share, the closing market price of the common stock on March 22, 1996. Each of the repriced options, whether or not vested, could not be exercised for a period of one year ending February 28, 1997. Options to purchase a total of 790,000 shares of common stock were repriced, of which 71,000 were fully vested prior to repricing.

The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net loss and net loss per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001 and 1999 options: risk-free interest rate of 4.80% and 5.9%; a dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 154% and 171%; and a weighted-average expected option life of five years. No options were granted in 2000.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect was not fully reflected until 1999. The Company's pro forma information follows (in thousands except for loss per share information):

	Years Ended December 31,		
	2001	2000	1999
Pro forma net loss attributable to common stock	$(5,296)	$(5,102)	$(3,623)
Pro forma net loss per common share:			
Basic and diluted	$ (0.21)	$ (0.21)	$ (0.15)

A summary of option activity related to the 1992 Stock Option Plan follows:

	Option Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 1998	665,625	3.21
Granted	665,000	0.25
Canceled	(100,000)	1.75
Expired	(32,625)	1.89
Outstanding at December 31, 1999	1,198,000	1.72
Canceled	(28,500)	1.29
Outstanding at December 31, 2000	1,169,500	1.73
Granted	324,500	0.42
Canceled	(22,000)	0.26
Outstanding at December 31, 2001	1,472,000	$1.47
Outstanding at December 31, 2001:		
Exercise price of $0.25 with a weighted-average remaining contractual life of 7.5 years	575,500	$0.25
Exercise price ranging from $0.42 to $0.50 with a weighted-average remaining contractual life of 9.2 years	323,500	0.42

	Option Shares	Weighted Average Exercise Price Per Share
Exercise price ranging from $2.06 to $3.19 with a weighted-average remaining contractual life of 2.9 years	540,000	3.18
Exercise price ranging from $3.88 to $6.19 with a weighted-average remaining contractual life of 4.2 years	33,000	4.85
	1,472,000	$1.47
Options exercisable at December 31, 2001:		
Exercise price of $0.25	230,200	$0.25
Exercise price ranging from $0.42 to $0.50	—	—
Exercise price ranging from $2.06 to $3.19	539,000	3.18
Exercise price ranging from $3.88 to $6.19	33,000	4.85
	802,200	$2.41
Options exercisable at December 31, 2000:	566,000	$3.27
Options exercisable at December 31, 1999:	499,000	$3.27

The weighted-average fair value of options granted during 2001 and 1999 was $0.39 and $0.24, respectively. No options were granted in 2000.

Prior to the adoption of the 1992 Stock Option Plan, the Company entered into stock option agreements with key employees to purchase common stock of the Company. A total of 212,000 options were granted under this plan, of which 11,250 were exercised. All unexercised options granted under these stock option agreements expired in 1999.

6. Related Party Transactions

The Company has a license agreement with Dreisbach Electromotive, Inc. ("DEMI"). Certain of the beneficiaries of this license agreement are also shareholders of the Company. Under DEMI's agreement, the Company has an exclusive license to use the patent rights for the purpose of manufacturing and marketing certain batteries and other products employing similar technology. In addition, the Company agreed to pay DEMI royalties, beginning in 1991, of 4% of net sales subject to certain minimum amounts and possible increases or decreases to a maximum of 4% and a minimum of 2%, as specified in the agreement. The applicable percentage of royalties is currently 4% of net sales. The minimum royalty payments under the agreement were completed and paid in full in 1999. The Company recorded total royalty expense related to the DEMI license minimum royalty payments for the years ended December 31, 2001, 2000, and 1999 and for the period from inception to December 31, 2001 of $0, $0, $0.05 million, and $1.39 million, respectively. These minimum royalty expenses are included in marketing, general and administrative expenses in the statements of operations. Additional royalties based on a percentage of net sales, if any, would be included in the cost of sales.

The Company recorded R&D expenses as a part of the agreement for the period from inception to December 31, 2001 of approximately $1.15 million, all of which were recorded prior to 1993. No additional amounts of R&D expenses were required under the agreement after 1992.

In February 2001, the Company sold in a private placement a total of 102,250 shares of Series B Preferred Stock and a warrant to purchase 776,699 shares of common stock to Elmwood Partners II, an entity controlled by Jon A. Lindseth, the Chairman of the Board of Directors and a beneficial owner (prior to such purchase) of more than 5% of the outstanding common stock. Elmwood Partners II paid $1,000,000 in cash for such securities. The Series B Preferred Stock is convertible into common stock, and the warrant may be exercised at a price of $0.5376 per share (as of December 31, 2001), subject to adjustment as provided in the warrant.

In June 2001, the Company sold in a private placement a total of 102,250 shares of Series C Preferred Stock and a warrant to purchase 982,981 shares of common stock to FW AER II, L.P. ("FW AER II") an entity controlled by J. Taylor Crandall, a beneficial owner (prior to such purchase) of more than 5% of the outstanding common stock. Mr. Brown is an executive officer of the general partner of FW AER II. FW AER II paid $1,000,000 in cash for such securities. The Series C Preferred Stock is convertible into common stock, and the warrant may be exercised at a price of $0.4248 per share, subject to adjustment as provided in the warrant.

In August and November 2001, the Company issued a revolving credit note to Elmwood Partners II in the principal amount of $1,000,000. Each note bore interest at a rate of prime plus 1% per year and matured on the earlier of January 31, 2002 or the closing of any future offering by the Company of Series D Preferred Stock. These notes were unsecured obligations of the Company and all amounts of principal and interest thereunder were required to convert in full into shares of Series D Preferred Stock and warrants to purchase common stock on the same terms and for the same number of shares as the stock and warrants to be delivered in any future offering by the Company of Series D Preferred Stock, so long as the closing of such offering occurred prior to January 31, 2002.

7. License and Research and Development Agreements

In April 2001, the Company entered into a License and Development Agreement with Rayovac Corporation to explore the feasibility of combined products and to license the Company's proprietary technology and patents to Rayovac. The Agreement includes both a Development Program and a Stock Purchase (see Note 4). The Development Program consists of three phases: a preliminary phase (Sub-Phase A), an intermediate phase (Sub-Phase B), and a final phase (Sub-Phase C), with all three phases expected to be completed in mid 2002. Each party shall perform specific obligations set for and assigned to it in the Development Plan. Rayovac will own technology developed for it and the Company will have certain rights to utilize that technology. Rayovac also has options to obtain certain other license rights. Rayovac has subcontracted a $500,000 US Government program to the Company for a period that extends from 2001 through 2003.

On September 24, 1998, the Company executed its TLAS Agreement with Duracell Inc., a subsidiary of The Gillette Company. Under the terms of the TLAS Agreement, the Company agrees to license certain of its zinc-air battery technology to Duracell. In addition, Duracell agreed to fund certain joint product development projects with the Company in 1999. Under the agreement, Duracell will own technology developed under the projects it funds, which the Company will have rights to utilize. Duracell also has options to obtain certain other license rights. Deferred revenue represents the unamortized portion of the $1.15 million in license fees received from Duracell under the TLAS Agreement. Revenues related to this agreement are included in license fees and research and development revenues in the statements of operations.

On May 12, 1993, the Company executed an agreement with Westinghouse Electric Corporation ("Westinghouse") whereby the Company obtained exclusive license and sublicense rights to use Westinghouse's air electrode technology for portable computer products and non-exclusive license and sublicense rights for all other portable products. The agreement entitles the Company to improvements developed or acquired by Westinghouse prior to May 1, 1995. Pursuant to the agreement, the Company paid an initial license fee of $250,000 and pays 1% of revenues up to $300,000 followed by 0.5% of revenues up to $350,000, at which time no further royalties for product sales will be due. In addition, for ten years, from 1993 to 2003, the Company will pay Westinghouse the greater of (i) 50% of any sublicense fees it receives if it sublicenses the technology licensed from Westinghouse, or (ii) 0.5% of sublicensee product sales. The Company purchased specific production equipment for $325,000 from Westinghouse. The agreement also includes certain provisions requiring additional payments to Westinghouse if the Company sublicenses the technology. Currently, the Company is not using technology obtained from Westinghouse in its primary batteries.

8. Income Taxes

A reconciliation of the provision for income taxes to the federal and state statutory rate of 38% is as follows:

	Years Ended December 31,			Period from July 17, 1989 (Date of Inception) to December 31,
	2001	2000	1999	2001
Tax at statutory rate	$(1,669,755)	$(1,865,494)	$(1,324,995)	$(28,202,489)
Research and development credits	(75,060)	(80,487)	(84,872)	(1,536,525)
Other	(28,896)	253,587	3,223	271,831
Valuation reserve	1,773,710	1,692,394	1,406,644	29,467,183
	$ —	$ —	$ —	$ —

The tax effects of temporary differences, credits, and carryforwards that give rise to significant portions of deferred tax assets consist of the following:

	December 31,	
	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$26,879,139	$24,807,531
Depreciation	42,666	34,406
Start-up costs	971,045	1,340,967
Research and development credits	1,536,525	1,461,465
License agreement	28,394	39,211
Inventory obsolescence	1,140	1,140
Other	8,274	6,753
Gross deferred tax assets	29,467,183	27,693,473
Valuation allowance	(29,467,183)	(27,693,473)
Net deferred tax assets	$ —	$ —

At December 31, 2001, the Company had available net operating loss carryforwards for income tax purposes of approximately $70.73 million and research and development credit carryforwards of approximately $1.54 million. These carryforward items will both begin to expire in 2004. Both of these carryforward items are subject to certain limitations on annual utilization related to changes in ownership of the Company. These limitations could significantly reduce the amount of the net operating loss and credit carryforwards available to the Company in the future.

9. Proceeds from the Sale of Common Stock

On May 20, 1996, in a private placement at an aggregate purchase price of $10.00 million, the Company issued 1,584,158 shares of its common stock and warrants to purchase 835,000 additional shares. The transaction generated proceeds of $9.37 million, net of expenses. The warrants have an exercise price of $6.3125 per share. These warrants expired in 2001 unexercised. The value of the warrants is included in common stock on the balance sheet.

On November 9, 1994, the Company closed a public offering of 2.50 million shares of its common stock, generating proceeds of $12.30 million, net of underwriting discounts and commissions but before deducting expenses. On December 7, 1994, 150,000 additional shares of common stock were issued pursuant to the underwriters' over-allotment option, generating additional proceeds of $0.74 million, net of underwriting discounts and commissions.

On July 9, 1993, the Company closed an initial public offering of 2.50 million shares of its common stock, generating proceeds of $16.30 million, net of underwriting discounts and commissions but before deducting expenses. On August 6, 1993, 311,700 additional shares of common stock were issued pursuant to the underwriters' over-allotment option, generating additional proceeds of $2.00 million, net of underwriting discounts and commissions.

The net proceeds from the common stock sales have been used to fund capital equipment purchases, R&D efforts, sales and marketing activities, production of prototype zinc-air battery products, development of alliances with battery manufacturers and OEMs, working capital and general corporate purposes at the Company's discretion.

10. Proceeds from the Sale of Convertible Debentures

On November 29, 1995, the Company issued 8% convertible subordinated debentures due November 17, 1997 with a principal amount of $10.68 million. Through November 17, 1997, a holder of a debenture could have elected to convert the debenture into common stock of the Company at a conversion price equal to the lesser of $3.60 per share or a percentage ranging from 85% to 100% of the average closing bid price for the five trading days immediately prior to the conversion. In connection with the transaction, the Company paid to a placement agent $0.84 million in fees and delivered warrants to purchase 225,590 shares of the Company's common stock at an exercise price of $4.32 per share. The warrants expired in 1998. During 1996, $9.78 million in principal plus accrued interest converted into 5,394,992 shares of common stock at an average conversion price of $1.86 per share. During 1997, the remaining $0.90 million in principal plus accrued interest converted into 518,683 shares of common stock at an average conversion price of $1.93 per share.

11. Proceeds from the Sale of Convertible Promissory Notes

On April 3, 2000, the Company received $2.00 million in cash pursuant to two $1.00 million convertible promissory notes from two major shareholders of the Company. The Company was required to make quarterly interest payments at prime plus four percent.

If the Company consummated an equity issuance during the term of the loans, the lenders could convert the loans in whole or in part into equity at the same price at which the equity was being issued by the Company. If the notes were not converted, the principal was due in March 2002. As discussed in Note 4, upon the issuance of Series A Preferred Stock in September 2000, the lenders converted the entire $2.00 million principal of the convertible promissory notes into 200,000 shares of preferred stock. During the year ended December 31, 2000, $0.22 million of interest expense was incurred on the notes. Each lender was issued warrants to purchase 112,994 shares of the Company's common stock at an exercise price of $1.77 per share. The fair value for these warrants of $0.36 million, or a $1.60 per share, was estimated at the issuance date using a Black-Scholes valuation model and has been allocated to common stock from the proceeds. The warrants expire in March 2005.

12. Proceeds from Revolving Credit Loan Note Payable

In September 2001, the Company received $500,000 under a $1,000,000 revolving credit loan note issued to Elmwood Partners II (affiliated with the Chairman of the Company's Board of Directors). Interest on the unpaid balance accrued at the prime rate plus 1%. The remaining $500,000 was borrowed in October 2001. The principal and interest, which were due January 31, 2002, were converted to Series D Convertible Preferred Stock and warrants to purchase common stock in 2002 (see Note 15).

In November 2001, the Company received an additional $500,000 under a second $1,000,000 revolving credit loan note issued to Elmwood Partners II. Interest on the unpaid balance accrued at the prime rate plus 1%. The remaining $500,000 was borrowed in January 2002. The principal and interest, which were due January 31, 2002, were converted to Series D Convertible Preferred Stock and warrants to purchase common stock in 2002 (see Note 15).

13. Defined Contribution Benefit Plan

Effective February 1, 1993, the Company adopted the AER Energy Resources 401(k) Plan, a defined contribution benefit plan, which qualifies under Section 401(k) of the Internal Revenue Code. All employees of the Company as of February 1, 1993 were eligible to participate in the plan. Employees hired after February 1, 1993 who have completed three months of service with the Company may participate in the plan. Participants may contribute up to 15% of their base salary to the plan and any employer matching contribution is discretionary. There was no employer matching contribution for the period from July 17, 1989 (date of inception) to December 31, 2001.

14. Summary Quarterly Financial Information (Unaudited)

The following table summarizes the Company's quarterly financial information.

	Quarters in 2001 Ended			
	March 31	June 30	September 30	December 31
License fees and research and development revenues	$ 107,813	$ 107,812	$ 71,875	$ 114,909
Total costs and expenses	1,191,533	1,132,594	1,108,224	1,163,804
Operating loss	(1,083,720)	(1,024,782)	(1,036,349)	(1,048,895)
Net loss	(1,080,461)	(1,064,974)	(1,132,656)	(1,116,001)
Accretion of redeemable convertible preferred stock	(37,421)	(67,931)	(158,991)	(210,529)
Redeemable convertible preferred stock dividend requirements	(74,422)	(91,267)	(102,771)	(102,771)
Net loss attributable to common stock	$(1,192,304)	$(1,224,172)	$(1,394,418)	$(1,429,301)
Net loss per common share basic and diluted	$ (0.05)	$ (0.05)	$ (0.05)	$ (0.06)

	Quarters in 2000 Ended			
	March 31	June 30	September 30	December 31
License fees and research and development revenues	$ 107,814	$ 107,811	$ 107,813	$ 107,813
Total costs and expenses	1,380,444	1,282,425	1,317,042	1,204,033
Operating loss	(1,272,630)	(1,174,614)	(1,209,229)	(1,096,220)
Net loss	(1,259,193)	(1,260,901)	(1,312,011)	(1,077,090)
Accretion of redeemable convertible preferred stock	—	—	(1,441)	(32,433)
Redeemable convertible preferred stock dividend requirements	—	—	(3,034)	(68,259)
Net loss attributable to common stock	$(1,259,193)	$(1,260,901)	$(1,316,486)	$(1,177,782)
Net loss per common share basic and diluted	$ (0.05)	$ (0.05)	$ (0.05)	$ (0.05)

15. Subsequent Events (Unaudited)

In January and February 2002, the Company issued an aggregate of 300,000 shares of Series D Convertible Preferred Stock ("Series D Preferred") and warrants to purchase up to 3,759,402 shares of common stock for a total purchase price, net of transaction fees, of $3.00 million. The Series D Preferred may be converted, at the option of the holders, to common stock of the Company at any time at a conversion price of $0.3059 per share, subject to various possible adjustments. The Company may redeem the Series D Preferred at a price equal to $10.00 per share plus at least three years worth of dividends (less any already paid); and it must be redeemed in February 2007, unless previously converted. Dividends accrue at the rate of 6.75% per annum, are cumulative and compound annually. The warrants are exercisable for five years and entitle the holders to purchase common stock at an exercise price of $0.3192 per share, subject to various possible adjustments. $2.00 million of the total preferred stock purchase price of $3.00 million was paid by the conversion of the revolving credit notes issued in September and November 2001. The Company incurred total interest expense on the revolving credit notes, prior to the conversion to Series D Preferred, of $0.03 million (see Note 12). The issuance of the Series D Convertible Preferred Stock will have an impact on the conversion prices of Series A, Series B, and Series C Preferred and will result in additional discounts in accordance with EITF 00-27. Additionally, the issuance of Series D, and the related adjustments to Series A, Series B, and Series C, will result in an additional 15,641,594 of fully diluted shares outstanding.

On February 27, 2002, the conversion price of the Series B Preferred was adjusted in accordance with its original terms to $0.336. The exercise price of the warrants issued in connection with the Series B Preferred was also adjusted as of February 27, 2002 in accordance with its original terms to $0.336. This adjustment resulted in an additional discount of $271,406 in accordance with EITF 00-27, and will be accreted over the remaining term until February 27, 2005.

AER Energy *International* Patent Portfolio as of December 31, 2001

Patent #	Issued	Title	Expires
0667041	1996	Bifunctional Air Electrode / EPO: UK, FR, DE, BE	2013
2,568,260	1996	Metal-alloy Air Battery* / Japan	2008
0630527	**1996**	**Metal-Air Power Supply and Air Manager System, and Metal-air Cell for Use Therein / EPO: UK, FR, DE, BE**	**2013**
2,108,372	**1996**	**Metal-Air Battery Power Supply* / Japan**	**2008**
0696384	**1996**	**Recirculation of Cathode Air and Moisture Control / EPO: UK, FR, DE, BE**	**2014**
0708988	1998	Diffusion Vent for a Rechargeable Metal-Air Cell / EPO: UK, FR, DE, BE	2014
2,753,147	**1998**	**Diffusion Controlled Air Manager for a Metal-Air Battery / Japan**	**2014**
2,783,462	**1998**	**Metal-Air Power Supply and Air Manager System, and Metal-air Cell for Use Therein / Japan**	**2013**
0823135	1998	Dual Air Electrode Cell / EPO: UK, FR, DE, BE	2016
2,865,424	1998	Diffusion Vent for a Rechargeable Metal-Air Cell / Japan	2014
2,866,479	1998	Bifunctional Air Electrode / Japan	2013
2,130,559	**1999**	**Metal-Air Power Supply and Air Manager System, and Metal-air Cell for Use Therein / Canada**	**2013**
2,147,975	1999	Bifunctional Air Electrode / Canada	2013
0819321	1999	Rechargeable Electrochemical Cell and Cell Case Therefor with Vent for Use in Internal Recombination of Hydrogen and Oxygen / EPO: UK, FR, DE, BE	2016
2,970,938	**1999**	**Recirculation of Cathode Air and Moisture Control / Japan**	**2014**
2,966,105	1999	Rechargeable Electrochemical Cell and Cell Case Therefor with Vent for Use in Internal Recombination of Hydrogen and Oxygen / Japan	2016
2,971,581	1999	Dual Air Electrode Cell / Japan	2016
2,163,441	**1999**	**Diffusion Controlled Air Manager for a Metal-Air Battery /Canada**	**2014**
0860032	**1999**	**Metal-Air Battery Ventilation Apparatus / EPO: 16 countries**	**2016**
3051455	**2000**	**Diffusion Controlled Air Vent and Recirculation Air Manager for a Metal-Air Battery / Japan**	**2016**
2,164,132	**2000**	**Diffusion Vent for a Rechargeable Metal-Air Cell / Canada**	**2014**
0780025	2000	A Portable Battery with a Retrofitting Projection and Wrist Rest for Use Externally of an Electronic Device / EPO	2015
0907981	**2000**	**Air Manager System for Reducing Gas Concentrations in a Metal-Air Battery / EPO**	2017

**Dreisbach Electromotive, Inc. (DEMI) patents exclusively licensed to AER Energy for use in portable products.*

Bold highlighted items refer to Air Manager patents.

(As of 3/26/02, AER Energy holds 53 U.S. and 24 foreign patents with an additional 16 U.S. patents pending and 74 foreign patents filed.)

AER United States Patent Portfolio displayed on back cover.

Forward-Looking Statements

Note: This annual report contains statements, which to the extent that they are not recitations of historical fact, may constitute "forward looking statements" within the meaning of applicable federal securities laws and are based on the Company's current expectations and assumptions. These expectations and assumptions are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated, which include but are not limited to the following: the ability of the Company to achieve development goals, the ability of the Company to commercialize its battery technology, the development of competing battery technologies, the ability of the Company to protect its proprietary rights to its technology, the ability of the Company to license its technology, improvements in conventional battery technologies, the demand for and acceptance of the Company's products and services in the marketplace, the ability to obtain commitments from battery manufacturers and original equipment manufacturers, the Company's ability to ramp up production to meet anticipated sales, the impact of any future governmental regulations, the impact of pricing or material costs, the ability of the Company to raise additional funds and other factors affecting the Company's business described in the Company's Form 10-K for the year ended December 31, 2001. All forward looking statements contained in this annual report are intended to be subject to the safe harbor protection provided by applicable federal securities laws.

AER Energy *United States* Patent Portfolio as of December 31, 2001

Patent #	Issued	Title	Expires
4,894,295	1990	Metal-Alloy Air Battery*	2008
4,913,983	**1990**	**Metal-Air Battery Power Supply***	**2008**
4,957,826	1990	Rechargeable Metal-Air Battery*	2009
5,306,579	1994	Bifunctional Metal-Air Electrode	2012
5,328,777	1994	Cathode Cover for Metal-Air Cell	2012
5,354,625	**1994**	**Metal-Air Power Supply and Air Manager System, and Metal-Air Cell for Use Therein**	**2012**
5,356,729	**1994**	**Diffusion Controlled Air Manager for Metal-Air Battery**	**2013**
5,362,577	1994	Diffusion Vent for a Rechargeable Metal-Air Cell	2013
5,387,477	**1995**	**Air Manager System for Metal-Air Battery***	**2012**
5,399,445	1995	Battery Case Leakage Detector	2014
5,432,022	1995	Coated Cathode for Rechargeable Metal Battery*	2013
5,486,429	1996	Diffusion Vent for a Rechargeable Metal-Air Cell	2015
5,506,067	1996	Rechargeable Electrochemical Cell and Cell Case Therefor with Vent for Use in Internal Recombination of Hydrogen and Oxygen	2015
5,532,086	1996	Anode Assembly with Thin Metal Current Collector and Electrochemical Cell Comprising an Anode Support Structure and a Gas Release System	2014
5,536,590	1996	Portable Battery for Use Externally of an Electronic Device*	2014
5,560,999	**1996**	**Air Manager System for Recirculating Reactant Air in a Metal-Air Battery**	**2013**
5,563,004	1996	Rechargeable Metal-Air Electrochemical Cell with Hydrogen Recombination and End-of-Charge Indicator	2015
5,567,172	1996	Universal Strain Relief Device for Connectors	2014
5,569,551	1996	Dual Air Electrode Cell	2015
5,571,630	**1996**	**Air Manager System for Metal-Air Battery***	**2014**
5,615,717	1997	Electrolyte Distributing System and Method*	2014
5,639,568	1997	Split Anode for a Dual Air Electrode Cell	2015
5,641,588	1997	Portable Battery with a Retrofitting Projection and Wrist Rest for Use Externally of an Electronic Device	2014
5,691,074	**1997**	**Diffusion Controlled Air Vent for a Metal-Air Battery *(Diffusion Air Manager)***	**2015**
5,716,726	1998	Electrolyte Starved Metal-Air Battery*	2015
5,721,064	**1998**	**Air Manager System for Reducing Gas Concentrations in a Metal-Air Battery**	**2016**
5,733,677	1998	Metal-Air Electrochemical Cell with Oxygen Reservoir	2017
D397,670	1998	Battery Pack for a Portable Electronic Device	2012
5,888,664	**1999**	**Metal-Air Battery with a Reactant Air Pathway**	**2017**
5,891,589	1999	Method and Apparatus for Joining Metal-Air Cells	2017
5,920,179	1999	A System and Method for Balancing Charge Cycles for Batteries or Multiple-Cell Battery Packs	2017
5,919,582	**1999**	**Diffusion Controlled Air Vent and Recirculation Air Manager for a Metal-Air Battery**	**2015**
5,985,475	1999	Membrane for Selective Transport of Oxygen Over Water Vapor and Metal-Air Electrochemical Cell Including Said Membrane	2017
5,993,999	1999	Multi-Layer Current Collector	2017
6,049,141	2000	Device and a Method Allowing Multiple Batteries to Share a Common Load	2018
6,051,328	2000	Method and Apparatus for Joining Metal-Air Cells	2018
6,068,944	**2000**	**Air Distributors for Metal-Air Cells**	**2018**
6,069,107	2000	Recharge Catalyst with Thin Film Carbon Coating, Metal-Air Electrode including Said Catalyst and Methods for Making Said Catalyst and Electrode	2018
6,087,029	**2000**	**Water Recovery Using A Bi-Directional Air Exchanger For A Metal-Air Battery**	**2018**
6,106,962	**2000**	**Air Manager Control Using Cell Voltage as Auto-Reference**	**2018**
6,127,060	2000	Recharge Catalyst With Thin Film Low Corrosion Coating, Metal-Air Electrode Including Said Catalyst And Methods For Making Said Catalyst And Electrode	2018
6,168,877	**2001**	**Air-Managing System for Metal-Air Battery Using Resealable Septum**	**2018**
6,221,530	2001	Mercury-Free Zinc Anode For Electrochemical Cell and Method For Making Same	2018
6,235,418	2001	Uniform Shell For A Metal-Air Battery	2018
6,242,121	**2001**	**Primary Metal-Power Source And Ventilation System For The Same**	**2018**
6,248,464	**2001**	**Air-Managing System for Metal-Air Battery Using Resealable Septum**	**2018**
6,265,094	2001	Anode Can For A Metal-Air Cell	2018
6,274,261	**2001**	**Cylindrical Metal-Air Battery With A Peripheral Air Cathode**	**2018**
6,291,090	2001	Method For Making Metal-Air Electrode With Water Soluble Catalyst Precursors	2018
6,322,913	**2001**	**Air Manager Control Using Cell Load Characteristics As Auto-Reference**	**2019**

**Dreisbach Electromotive, Inc. (DEMI) patents exclusively licensed to AER Energy for use in portable products.*

Bold highlighted items refer to Air Manager patents.

(As of 3/26/02, AER Energy holds 53 U.S. and 24 foreign patents with an additional 16 U.S. patents pending and 74 foreign patents filed.)

AER United States Patent Portfolio displayed on back cover.

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Smyrna, Georgia 30082
770-433-2127 Fax: 770-433-2286
http://www.aern.com

AER Energy Resources, Inc.
Zinc-Air Batteries for a Mobile World